

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com


07025892

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States


SEC MAIL PROCESSING
RECEIVED
AUG 07 2007
WASH. D.C.
200
SECTION

31 July 2007

SUPPL

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

13 Schedule 10 – 3 Notifications of Major Interests in Shares
34 Notifications of Directors Interests
7 Total Voting Rights notifications
Interim Results July 2007

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

John Warren
Deputy Company Secretary

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Total Voting Rights
Released	09:22 30-Jul-07
Number	PRNUK-3007

Rolls-Royce Group plc ('the Company')

30 July 2007

Voting Rights and Capital

Under the Transparency Directive's transitional provision 6, the Company is required to notify the market of its total number of voting rights and capital.

The issued share capital of the Company is comprised of the following:-

1,819,720,002 ordinary shares of 20p each with voting rights

15,858,712,652 non-cumulative redeemable convertible preference shares of 0.1p each (B Shares) with no voting rights except at any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

None of the ordinary shares or B Shares are held in Treasury. Therefore the total number of voting rights in the Company is 1,819,720,002.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

John Warren, Deputy Company Secretary: 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Total Voting Rights
Released	11:27 02-Jul-07
Number	PRNUK-0207

Rolls-Royce Group plc ('the Company')

02 July 2007

Voting Rights and Capital

Under the Transparency Directive's transitional provision 6, the Company is required to notify the market of its total number of voting rights and capital.

The issued share capital of the Company is comprised of the following:-

1,819,507,725 ordinary shares of 20p each with voting rights

15,858,712,652 non-cumulative redeemable convertible preference shares of 0.1p each (B Shares) with no voting rights except at any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

None of the ordinary shares or B Shares are held in Treasury. Therefore the total number of voting rights in the Company is 1,819,507,725.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

John Warren, Deputy Company Secretary: 01332 245878

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Total Voting Rights
Released	16:00 01-Jun-07
Number	PRNUK-2505

Rolls-Royce Group plc ('the Company')

01 June 2007

Voting Rights and Capital

Under the Transparency Directive's transitional provision 6, the Company is required to notify the market of its total number of voting rights and capital.

The issued share capital of the Company is comprised of the following:-

1,806,593,429 ordinary shares of 20p each with voting rights

11,552,882,495 non-cumulative redeemable convertible preference shares of 0.1p each (B Shares) with no voting rights except at any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

None of the ordinary shares or B Shares are held in Treasury. Therefore the total number of voting rights in the Company is 1,806,593,429.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

John Warren, Deputy Company Secretary: 01332 245878

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Total Voting Rights
Released	11:43 01-May-07
Number	PRNUK-0105

Rolls-Royce Group plc ('the Company')

01 May 2007

Voting Rights and Capital

Under the Transparency Directive's transitional provision 6, the Company is required to notify the market of its total number of voting rights and capital.

The issued share capital of the Company is comprised of the following:-

1,806,382,282 ordinary shares of 20p each with voting rights

11,552,882,495 non-cumulative redeemable convertible preference shares of 0.1p each

(B Shares) with no voting rights except at any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

None of the ordinary shares or B Shares are held in Treasury. Therefore the total number of voting rights in the Company is 1,806,382,282.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

John Warren, Deputy Company Secretary: 01332 245878

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Total Voting Rights
Released	08:39 30-Mar-07
Number	PRNUK-3003

Rolls-Royce Group plc ('the Company')

30 March 2007

Voting Rights and Capital

Under the Transparency Directive's transitional provision 6, the Company is required to notify the market of its total number of voting rights and capital.

The issued share capital of the Company is comprised of the following:-

1,806,091,356 ordinary shares of 20p each with voting rights

11,552,882,495 non-cumulative redeemable convertible preference shares of 0.1p each (B Shares) with no voting rights except at any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

None of the ordinary shares or B Shares are held in Treasury. Therefore the total number of voting rights in the Company is 1,806,091,356.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

John Warren, Deputy Company Secretary: 01332 245878

END

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Regulatory Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Total Voting Rights
Released	10:54 02-Mar-07
Number	PRNUK-0203

Rolls-Royce Group plc ('the Company')

2 March 2007

Voting Rights and Capital

Under the Transparency Directive's transitional provision 6, the Company is required to notify the market of its total number of voting rights and capital.

The issued share capital of the Company is comprised of the following:-

1,805,674,972 ordinary shares of 20p each with voting rights

11,552,882,495 non-cumulative redeemable convertible preference shares of 0.1p each (B Shares) with no voting rights except at any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

None of the ordinary shares or B Shares are held in Treasury. Therefore the total number of voting rights in the Company is 1,805,674,972.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

John Warren, Deputy Company Secretary: 01332 245878

END

Regulatory Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Total Voting Rights
Released	13:34 02-Feb-07
Number	PRNUK-0202

Rolls-Royce Group plc ('the Company')

2 February 2007

Voting Rights and Capital

Under the Transparency Directive's transitional provision 6, the Company is required to notify the market of its total number of voting rights and capital.

The issued share capital of the Company is comprised of the following:-

1,802,916,079 ordinary shares of 20p each with voting rights

11,552,882,495 non-cumulative redeemable convertible preference shares of 0.1p each (B Shares) with no voting rights except at any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

None of the ordinary shares or B Shares are held in Treasury. Therefore the total number of voting rights in the Company is 1,802,916,079.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

John Warren, Deputy Company Secretary: 01332 245878

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:00 06-Jun-07
Number	PRNUK-0606

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rolls Royce Group Plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation: Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.): Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 4 June 2007

6. Date on which issuer notified: 5 June 2007

7. Threshold(s) that is/are crossed or reached: From 3% - 4%(L&G)

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights

		Direct	Direct	Indirect	Direct	Indirect
Ord 20p	72,100,536	72,100,536	73,769,996	73,769,996		4.08

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
73,769,996	4.08

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (73,769,996- 4.08% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (55,206,088- 3.05 % = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (55,206,088- 3.05 % = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 1,806,593,429
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 7528 6742

Financial Services Authority

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:01 30-May-07
Number	PRNUK-3005

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rolls Royce Group Plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights — Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation: Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.): Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 23/05/07

6. Date on which issuer notified: 25/05/07

7. Threshold(s) that is/are crossed or reached: From 3 - 4(L&G)

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights

		Direct	Direct	Indirect	Direct	Indirect
Ord 20p	68,502,995	68,502,995	72,520,936	72,520,936		4.01

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
72,520,936	4.01

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (72,520,936- 4.01% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (55,547,028 - 3.07% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)) (55,547,028 - 3.07% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of 1,806,382,282

14. Contact name: Helen Lewis (LGIM)

15. Contact telephone number: 020 7528 6742

Financial Services Authority

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:23 24-May-07
Number	PRNUK-2405

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached — Rolls-Royce Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person (s) subject to the notification obligation — AMVESCAP plc

4. Full name of shareholder(s) (if different from 3.)

5. Date of the transaction (and date on which the threshold is crossed or reached if different) — 21 May 2007

6. Date on which issuer notified — 24 May 2007

7. Threshold(s) that is /are crossed or reached: — 5%

8: Notified Details

A: Voting rights attached to shares

Class/type of Situation previous to Resulting situation after the triggering

shares	the Triggering transaction		transaction				
If possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of Shares	Number of Voting Rights		% of Voting Rights	
				Direct	Indirect	Direct	Indirect
Ordinary 20p shares ISIN GB0032836487	90,170,936	90,170,3936	90,470,936		90,470,936		5.00%

B. Financial Instruments

Resulting situation after the triggering transaction

Type of Financial Instrument	Expiration Date	Exercise/ Conversion Period /Date	Number of Voting Rights that may be acquired if the instrument is exercised/ converted	% of Voting Rights

Total (A+B)

Number of Voting Rights	% of Voting Rights
90,470,936	5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Bank of Ireland, Dublin

837,000

Bank of New York

105,043

Banque Paribas

348,791

Bank of New York, Brussels

50,573

Chase Bank

121,002

Chase Nominees

4,411,930

Vidacos nominees

74,857,112

Dresdner Bank (Frankfurt)

34,934

Erst Bank (Vienna)

13,594

HSBC Bank

988,000

Japan Trustee Services Bank

1,497

Mellon Bank, Pittsburgh

475,000

Santander Central Hispano Investment

17,862

State Street Trust and Banking

7,378,000

Trust & Custody Services

6,633

Northern Trust Company, London

821,339

ADR's

2,626

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease /acquire to hold:

12. Date on which proxy holder will cease/acquire to hold voting rights:

13. Additional information:

14. Contact Name Samantha Edwards

15. Contact:

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	15:16 23-Mar-07
Number	PRNUK-2303

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached — Rolls-Royce Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Revised due to DTR rules - see Section 13

3. Full name of person (s) subject to the notification obligation — Fidelity International Limited (FIL)

4. Full name of shareholder(s) (if different from 3.) — See attached schedule

5. Date of the transaction (and date on which the threshold is crossed or reached if different) — Revised due to DTR rules

6. Date on which issuer notified — 22 March 2007

7. Threshold(s) that is /are crossed or reached: — N/A

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of Shares	Number of Voting Rights		% of Voting Rights	
			Direct	Direct	Indirect	Direct	Indirect
ISIN GB0032836487	59,749,683	59,749,683			59,749,683		3.30%

B. Financial Instruments

Resulting situation after the triggering transaction

Type of Financial Instrument	Expiration Date	Exercise/ Conversion Period /Date	Number of Voting Rights that may be acquired if the instrument is exercised/ converted	% of Voting Rights

Total (A+B)

Number of Voting Rights	% of Voting Rights
59,749,683	3.30%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

See attached schedule

Proxy Voting:

10. Name of the proxy holder: Fidelity International Limited (FIL)

11. Number of voting rights proxy holder will cease /acquire to hold: N/A

12. Date on which proxy holder will cease/acquire to hold voting rights: N/A

13. Additional information: As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FMR Corp. Please note these holdings are correct as of close of business 20 March 2007

14. Contact Name Laura Cotterell

15. Contact: fil-regulatoryreporting@uk.fid-intl.com

FIL

Issuer name: ROLLS-ROYCE GROUP PLC

Current ownership percentage: 3.30%

Total shares held: 59,749,683

Issued share capital: 1,805,674,972

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

SHARES HELD	NOMINEE	MANAGEMENT COMPANY
99,512	STATE STREET HONG KONG	FIA(K)L
157,900	STATE STR BK AND TR CO LNDN (S	FPM
114,115	STATE STR BK AND TR CO LNDN (S	FIL
1,870,331	NORTHERN TRUST LONDON	FPM
429,468	NORTHERN TRUST LONDON	FIL
45,700	NORDDEUTSCHE LANDERSBANK	FIL
102,200	NOMURA TRUST AND BANKING	FIJ
432,751	MELLON BANK	FPM
321,400	MASTER TRUST BANK OF JAPAN	FIJ
682,693	JPMORGAN BOURNEMOUTH	FIL
1,671,800	JP MORGAN, BOURNEMOUTH	FPM
14,681,310	JP MORGAN, BOURNEMOUTH	FISL
6,430,702	JP MORGAN, BOURNEMOUTH	FIL
1,494,300	JP MORGAN, BOURNEMOUTH	FII
371,100	HSBC BANK PLC	FPM
29,723	DEXIA PRIVATBANK	FPM
57,027	CHASE MANHTTN BK AG FRNKFRT (S	FPM

25,344,141	BROWN BROS HARRIMN LTD LUX	FIL
1,698,700	BNP PARIBAS, PARIS	FIGEST
258,578	BERMUDA TRUST FAR EAST HK	FIM HK
2,759,187	BANK OF NEW YORK EUROPE LDN	FII
697,045	BANK OF NEW YORK BRUSSELS	FPM

END

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SEC MAIL
RECEIVED
Free annual report
AUG 0 7 2007
WASH, D.C.
200
SECTION

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	15:15 23-Mar-07
Number	PRNUK-2303

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached — Rolls-Royce Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Revised due to DTR rules - see Section 13

3. Full name of person (s) subject to the notification obligation — FMR Corp

4. Full name of shareholder(s) (if different from 3.) — See attached schedule

5. Date of the transaction (and date on which the threshold is crossed or reached if different) — Revised due to DTR rules

6. Date on which issuer notified — 22 March 2007

7. Threshold(s) that is /are crossed or reached: — N/A

8: Notified Details

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
If possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of Shares	Number of Voting Rights		% of Voting Rights	
			Direct	Direct	Indirect	Direct	Indirect
ISIN GB0032836487	60,696,020	60,696,020			60,696,020		3.36%

B. Financial Instruments

Resulting situation after the triggering transaction

Type of Financial Instrument	Expiration Date	Exercise/ Conversion Period /Date	Number of Voting Rights that may be acquired if the instrument is exercised/ converted	% of Voting Rights

Total (A+B)

Number of Voting Rights	% of Voting Rights
60,696,020	3.36%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

See attached schedule

Proxy Voting:

10. Name of the proxy holder: FMR Corp

11. Number of voting rights proxy holder will cease /acquire to hold: N/A

12. Date on which proxy holder will cease/acquire to hold voting rights: N/A

13. Additional information: As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FIL. Please note these holdings are correct as of close of business 20 March 2007

14. Contact Name Laura Cotterell

15. Contact: fil-regulatoryreporting@uk.fid-intl.com

FMR

Issuer name: ROLLS-ROYCE GROUP PLC

Current ownership percentage: 3.36%

Total shares held: 60,696,020

Issued share capital: 1,805,674,972

	SHARES HELD	NOMINEE	MANAGEMENT COMPANY
FMR Corp is the parent holding company of Fidelity	3,593,701	STATE STREET BANK AND TR CO	FMTC
Management & Research Company (FMRCO), investment	11,368,351	STATE STREET BANK AND TR CO	FMRCO
manager for US mutual funds, and Fidelity Management Trust	53,270	STATE STREET BANK AND TR CO	FMR
Company (FMTC), a US state chartered bank which acts as	715,642	STATE STREET BANK AND TR CO	FICL
a trustee or investment manager of various pension and	83,665	ROYAL TRUST- TORONTO	FMTC
trust accounts.	38,900	NORTHERN TRUST LONDON	FMRCO
	2,281,294	NORTHERN TRUST CO	FMTC
	2,232,219	NORTHERN TRUST CO	FMRCO
	1,150,000	N/A	0
	71,600	MELLON BANK NA	FMR
	384,733	MELLON BANK N.A.	FMTC
	768,254	MELLON BANK N.A.	FMRCO
	157,449	JPMORGAN CHASE BANK	FPM
	1,065,237	JPMORGAN CHASE BANK	FMTC
	30,075,160	JPMORGAN CHASE BANK	FMRCO
	5,822,543	BROWN BROTHERS HARRIMAN AND CO	FMRCO
	61,530	BANK OF NEW YORK	FMRCO
	772,472	BANK OF NEW YORK	FMTC

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	15:56 13-Mar-07
Number	PRNUK-1303

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rolls-Royce Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights *

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):____

3. Full name of person(s) subject to the notification obligation: Lehman Brothers International (Europe)

4. Full name of shareholder(s) (if different from 3.): N/a

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 08/03/2007

6. Date on which issuer notified: 12/03/2007

7. Threshold(s) that is/are crossed or reached: 4 %

8. Notified details: N/a

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect

GB0032836487 69,547,201 69,547,201 79,684,132 79,684,132 N/a 4.41% N/a

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a				

Total (A+B)

Number of voting rights	% of voting rights
79,684,132	4.41%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

N/a

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Tara O'Hagan

15. Contact telephone number: 020 7102 1832

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Lehman Brothers International (Europe)
Contact address (registered office for legal entities)	25 Bank Street, London E14 5LE
Phone number	020 7102 1000
Other useful information (at least legal representative for legal persons)	Position_disclosures@lehman.com

B: Identity of the notifier, if applicable xvii

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

N/a

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	09:53 21-Feb-07
Number	PRNUK-2102

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

2. Reason for the notification — N/a see additional information

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii): Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv): n/a

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): n/a

6. Date on which issuer notified: 19/02/2007

7. Threshold(s) that is/are crossed or reached: above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect

GBP Ord 0.20	52,757,335 (under s198 CA 1985 on 2/ 2/2004)	3.14%	68,052,995	68,052,995		3.77%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
68,052,995	3.77%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (direct and indirect) Group

Legal & General Investment Management (Holdings) Limited (LGIMH) (direct and indirect)

Legal and General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (direct) (L&G) (68,052,995-3.77% = (LGAS. LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (direct) (LGIMH)

Legal & General Insurance Holdings Limited (direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder: n/a

11. Number of voting rights proxy holder will cease to hold: n/a

12. Date on which proxy holder will cease to hold voting rights: n/a

13. Additional information: Notification using the total voting rights figure of 1,802,916,079

	First notification under DTR Sourcebook
14. Contact name:	Helen Lewis
15. Contact telephone number:	020 7528 6742

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name	Legal & General Group Plc
Contact address	11 Queen Victoria Street, London, EC4N 4TP
Phone number	020 7528 6742

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the

voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct

holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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SEC MAIL PROCESSING
RECEIVED
AUG 0 7 2007
WASH. D.C.
200
SECTION
Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:00 01-Mar-07
Number	PRNUK-0103

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rolls-Royce Group plc

2. Reason for the notification

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): EU Transparency Directive

3. Full name of person(s) subject to the notification obligation (iii): Ameriprise Financial Inc and its group

4. Full name of shareholder(s) (if different from 3.) (iv): See additional information under 13

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): n/a

6. Date on which issuer notified: 27/02/2007

7. Threshold(s) that is/are crossed or reached: N/a

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

					(x)	(xi)		
GB0032836487	N/a	N/a	3,196,447	3,196,447	90,167,934		0.18	5.084

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
93,364,381	5.264%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Ameriprise Financial. Inc. which controls the voting rights of

Threadneedle Asset Management Holdings Ltd which controls the voting rights of

Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd

Proxy Voting:

10. Name of the proxy holder: n/a

11. Number of voting rights proxy holder will cease to hold: n/a

12. Date on which proxy holder will cease to hold voting rights: n/a

13. Additional information: Registered Owner:

Bank of Ireland Nominees a/c 4239914 535,406

Bank of Ireland Nominees a/c 4270483 961,459

BNY (OSC) Nominees Ltd a/c 219064 501,642

BNY (OSC) Nominees Ltd a/c 277650 917,469

BNY (OSC) Nominees Ltd a/c 219720 1,004,292

BNY (OSC) Nominees Ltd a/c 219709 851,889

Littledown Nominees Ltd a/c 03449

500,000

Littledown Nominees Ltd a/c 10478
73,101

Littledown Nominees Ltd a/c 27642
716,745

Littledown Nominees Ltd a/c 11121
16,750

Littledown Nominees Ltd a/c 07198
2,455,295

Littledown Nominees Ltd a/c 10479
80,650

Littledown Nominees Ltd a/c 02891
37,616,675

Littledown Nominees Ltd a/c 21688
1,098,572

Littledown Nominees Ltd a/c 10489
1,607,098

Littledown Nominees Ltd a/c 10469
639,419

Littledown Nominees Ltd a/c 18668
114,080

Littledown Nominees Ltd a/c 10496
892,000

Littledown Nominees Ltd a/c 10492
1,001,838

Littledown Nominees Ltd a/c 10491
7,757,962

Littledown Nominees Ltd a/c 10488
16,612,925

Littledown Nominees Ltd a/c 10495
1,050,000

Littledown Nominees Ltd a/c 35822
22,750

Littledown Nominees Ltd a/c 30337
67,703

Littledown Nominees Ltd a/c 02642
2,786,505

Littledown Nominees Ltd a/c 07207
5,325,145

Littledown Nominees Ltd a/c 07205
1,905,507

Littledown Nominees Ltd a/c 07196
84,468

Littledown Nominees Ltd a/c 07199 149,302

Mellon Nominees (UK) Ltd a/c WWSF0004002 814,837

Mellon Nominees (UK) Ltd a/c AVOF0003002 1,596,603

Morgan Stanley Nominees Ltd a/c 04F607404 34,153

Roy Nominees a/c 104450 239,548

State Street Bank & Trust, Boston a/c GPE1 386,311

The Bank of New York (Nominees) Ltd a/c 960028 713,993

The Bank of New York (Nominees) Ltd a/c 454362 561,156

The Bank of New York (Nominees) Ltd a/c 961111 15,165

The Bank of New York (Nominees) Ltd a/c 960011 57,058

The Bank of New York (Nominees) Ltd a/c 960253 1,382,776

The Bank of New York (Nominees) Ltd a/c 960053 104,002

The Bank of New York (Nominees) Ltd a/c 961200 9,242

The Bank of New York (Nominees) Ltd a/c 960039 2,890

William & Glyns (Isle of Man) Nominees Ltd a/c 301780 100,000

14. Contact name: Company Secretary, Threadneedle group

15. Contact telephone number: 020 7464 5000

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with
the person
or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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Regulatory Announcement

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:00 02-Mar-07
Number	PRNUK-0203

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rolls-Royce Group plc

2. Reason for the notification

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii): Ameriprise Financial Inc and its group

4. Full name of shareholder(s) (if different from 3.) (iv): See additional information under 13

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 28/02/2007

6. Date on which issuer notified: 01/03/2007

7. Threshold(s) that is/are crossed or reached: Decrease below 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of votin rights	
			Direct	Direct	Indirect	Direct	Indir

						(x)	(xi)
GB0032836487	90,854,538	90,854,538	3,096,237	3,096,237	86,616,208	0.172	4.80

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
89,712,443	4.976%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Ameriprise Financial. Inc. which controls the voting rights of

Threadneedle Asset Management Holdings Ltd which controls the voting rights of

Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd

Proxy Voting:

10. Name of the proxy holder: n/a

11. Number of voting rights proxy holder will cease to hold: n/a

12. Date on which proxy holder will cease to hold voting rights: n/a

13. Additional information: Registered Owner:

Bank of Ireland Nominees a/c 4239914
480,406

Bank of Ireland Nominees a/c 4270483
876,459

BNY (OSC) Nominees Ltd a/c 219064
412,876

BNY (OSC) Nominees Ltd a/c 277650
917,469

BNY (OSC) Nominees Ltd a/c 219720
1,004,292

BNY (OSC) Nominees Ltd a/c 219709
851,889

Littledown Nominees Ltd a/c 03449

500,000

Littledown Nominees Ltd a/c 10478
73,101

Littledown Nominees Ltd a/c 27642
641,745

Littledown Nominees Ltd a/c 11121
16,750

Littledown Nominees Ltd a/c 07198
2,430,085

Littledown Nominees Ltd a/c 10479
80,650

Littledown Nominees Ltd a/c 02891
37,132,226

Littledown Nominees Ltd a/c 21688
1,053,985

Littledown Nominees Ltd a/c 10489
765,962

Littledown Nominees Ltd a/c 10469
389,419

Littledown Nominees Ltd a/c 18668
128,215

Littledown Nominees Ltd a/c 10496
892,000

Littledown Nominees Ltd a/c 10492
781,838

Littledown Nominees Ltd a/c 10491
7,757,962

Littledown Nominees Ltd a/c 10488
15,412,464

Littledown Nominees Ltd a/c 10495
1,050,000

Littledown Nominees Ltd a/c 35822
22,750

Littledown Nominees Ltd a/c 30337
53,703

Littledown Nominees Ltd a/c 02642
2,786,505

Littledown Nominees Ltd a/c 07207
5,325,145

Littledown Nominees Ltd a/c 07205
1,905,507

Littledown Nominees Ltd a/c 07196
84,468

	Littledown Nominees Ltd a/c 07199 156,838
	Mellon Nominees (UK) Ltd a/c WWSF0004002 724,837
	Mellon Nominees (UK) Ltd a/c AVOF0003002 1,421,603
	Morgan Stanley Nominees Ltd a/c 04F607404 34,153
	Roy Nominees a/c 104450 214,548
	State Street Bank & Trust, Boston a/c GPE1 386,311
	The Bank of New York (Nominees) Ltd a/c 960028 713,993
	The Bank of New York (Nominees) Ltd a/c 454362 561,156
	The Bank of New York (Nominees) Ltd a/c 961111 15,165
	The Bank of New York (Nominees) Ltd a/c 960011 57,058
	The Bank of New York (Nominees) Ltd a/c 960253 1,382,776
	The Bank of New York (Nominees) Ltd a/c 960053 104,002
	The Bank of New York (Nominees) Ltd a/c 961200 9,242
	The Bank of New York (Nominees) Ltd a/c 960039 2,890
	William & Glyns (Isle of Man) Nominees Ltd a/c 301780 100,000
14. Contact name:	Company Secretary, Threadneedle group
15. Contact telephone number:	020 7464 5000

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:01 13-Mar-07
Number	PRNUK-1303

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rolls-Royce Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights *

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________________________

3. Full name of person(s) subject to the notification obligation: Lehman Brothers International (Europe)

4. Full name of shareholder(s) (if different from 3.): N/a

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 07/03/2007

6. Date on which issuer notified: 09/03/2007

7. Threshold(s) that is/are crossed or reached: 3 %

8. Notified details: N/a

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect

GB0032836487	9,855,798	9,855,798	69,547,201	69,547,201	N/a	3.85%	N/a

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a				

Total (A+B)

Number of voting rights	% of voting rights
69,547,201	3.85%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

N/a

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Tara O'Hagan

15. Contact telephone number: 020 7102 1832

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Lehman Brothers International (Europe)
Contact address (registered office for legal entities)	25 Bank Street London E14 5LE
Phone number	020 7102 1000
Other useful information (at least legal representative for legal persons)	Position_disclosures@lehman.com

B: Identity of the notifier, if applicable xvii

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

N/a

END

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SEC MAIL PROCESSING
RECEIVED
AUG 0 7 2007
WASH. D.C.
200
SECTION

Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	10:00 14-Mar-07
Number	PRNUK-1303

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rolls-Royce Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights *

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________________________

3. Full name of person(s) subject to the notification obligation: Lehman Brothers International (Europe)

4. Full name of shareholder(s) (if different from 3.): N/a

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 09/03/2007

6. Date on which issuer notified: 13/03/2007

7. Threshold(s) that is/are crossed or reached: 6 %

8. Notified details: N/a

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rights Direct	Indirect
GB0032836487	79,684,132	79,684,132	120,233,668	120,233,668	N/a	6.66%	N/a

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a				

Total (A+B)

Number of voting rights	% of voting rights
120,233,668	6.66%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

N/a

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Tara O'Hagan

15. Contact telephone number: 020 7102 1832

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Lehman Brothers International (Europe)
Contact address (registered office for legal entities)	25 Bank Street, London E14 5LE
Phone number	020 7102 1000
Other useful information (at least legal representative for legal persons)	Position_disclosures@lehman.com

B: Identity of the notifier, if applicable xvii

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

N/a

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	15:32 16-Mar-07
Number	PRNUK-1603

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rolls-Royce Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): ______________________________

3. Full name of person(s) subject to the notification obligation: Lehman Brothers International (Europe)

4. Full name of shareholder(s) (if different from 3.): N/a

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 14/03/2007

6. Date on which issuer notified: 16/03/2007

7. Threshold(s) that is/are crossed or reached: 4 %

8. Notified details: N/a

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
		Direct	Direct x	Indirect xi	Direct	Indirect

GB0032836487 120,233,668 120,233,668 73,827,606 73,827,606 N/a 4.09% N/a

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a				

Total (A+B)

Number of voting rights	% of voting rights
73,827,606	4.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

N/a

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Tara O'Hagan

15. Contact telephone number: 020 7102 1832

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Lehman Brothers International (Europe)
Contact address (registered office for legal entities)	25 Bank Street, London E14 5LE
Phone number	020 7102 1000
Other useful information (at least legal representative for legal persons)	Position_disclosures@lehman.com

B: Identity of the notifier, if applicable xvii

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

N/a

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:00 20-Mar-07
Number	PRNUK-2003

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rolls-Royce Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): ______________________________

3. Full name of person(s) subject to the notification obligation: Lehman Brothers International (Europe)

4. Full name of shareholder(s) (if different from 3.): N/a

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 15/03/2007

6. Date on which issuer notified: 19/03/2007

7. Threshold(s) that is/are crossed or reached: 3 %

8. Notified details: N/a

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect

GB0032836487 73,827,606 73,827,606 N/a N/a Below 3% N/a

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a				

Total (A+B)

Number of voting rights	% of voting rights
N/a	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

N/a

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Tara O'Hagan

15. Contact telephone number: 020 7102 1832

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Lehman Brothers International (Europe)
Contact address (registered office for legal entities)	25 Bank Street, London E14 5LE
Phone number	020 7102 1000
Other useful information (at least legal representative for legal persons)	Position_disclosures@lehman.com

B: Identity of the notifier, if applicable xvii

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

N/a

END

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SEC MAIL
RECEIVED
PROCESSING
AUG 0 7 2007
WASH. D.C.
200
SECTION

Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 30-Jul-07
Number	PRNUK-3007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (ii) ONLY

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

   TOM CURLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

Market sale

CHARLES SCHWAB & CO INC

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

34,832

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

504p

14. Date and place of transaction

27 July 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,064

16. Date issuer informed of transaction

30 July 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 30 July 2007

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:05 18-Jul-07
Number	PRNUK-1807

STOCK EXCHANGE ANNOUNCEMENT

ROLLS-ROYCE GROUP PLC

18 July 2007

Rolls-Royce Group plc announces that on 13 July 2007 ordinary shares in the Company were transferred to the following Person Discharging Managerial Responsibility (PDMR)by Halifax EES Trustees International Ltd (the trustee of the Rolls-Royce 2003 Employee Share Trust) in relation to awards made under the Rolls-Royce Group plc Performance Share Plan ('the Plan') . In addition the number of shares listed below were sold on behalf of the PDMR to discharge tax obligations arising from the release of the shares.

	No of Shares	Number of shares Sold to Discharge Tax Liability	Total Shares Transferred
PDMR			
J Paterson	42,934	17,603	25,331

The shares have been released by the trustee in accordance with the rules of the Plan following the satisfaction of performance conditions and the end of the three-year vesting period applicable to the award.

For further information, please contact:-

Mark Alflatt -Director of Financial Communications 020 7227 9164

END

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Regulatory Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:26 11-Jul-07
Number	PRNUK-1107

Rolls-Royce Group plc (theCompany) announces the purchase on 9th July 2007 of 24,307 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 565 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,937,345 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 22

A B Shilston 22

CP Smith 22

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 22

M Lloyd 22

J R Rivers 22

M J Terrett 22

Company notified 11th July 2007

Dated 11th July 2007

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:02 09-Jul-07
Number	PRNUK-0907

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

   (iii) BOTH

3. Name of person discharging managerial responsibilities/ director

   IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IAIN CONN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

175

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

562.5p

14. Date and place of transaction

9th July 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7,431

16. Date issuer informed of transaction

9th July 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt - 0207 227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 9th July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required

by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

(iii) BOTH

3. Name of person discharging managerial responsibilities/ director

JOHN RISHTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

JOHN RISHTON

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN RISHTON

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

69

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

562.5p

14. Date and place of transaction

9th July 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

144

16. Date issuer informed of transaction

9th July 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt - 0207 227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 9th July 2007

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:05 05-Jul-07
Number	PRNUK-0507

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (ii) ONLY

   (iii) both (i) and (ii)

   (i) ONLY

3. Name of person discharging managerial responsibilities/ director

   DR MICHAEL LLOYD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

IN 3 ABOVE

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

BARCLAYS STOCKBROKERS

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

961

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

486p

14. Date and place of transaction

2 JULY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

95,755

16. Date issuer informed of transaction

5 JULY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 5 July 2007

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:24 04-Jul-07
Number	PRNUK-0407

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (ii) ONLY

   (iii) both (i) and (ii)

   BOTH

3. Name of person discharging managerial responsibilities/ director

   SIMON ROBERTSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

IN 3 ABOVE

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

GOLDMAN SACS SECURITIES

(NOMINEES) LIMITED

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

327

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

486p

14. Date and place of transaction

2 JULY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

27,233

16. Date issuer informed of transaction

4 JULY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 4 July 2007

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:11 04-Jul-07
Number	PRNUK-0407

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   BOTH

3. Name of person discharging managerial responsibilities/ director

   PETER JOHN BYROM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   MELANIE SIGNE BYROM

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 AND 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

MELANIE SIGNE BYROM 652

PETER JOHN BYROM & DENTON & CO TRUSTEES LTD 126,711

PETER JOHN BYROM 11,706

PETER JOHN BYROM A/C SMB 6,132

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

1,768

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

486p

14. Date and place of transaction

2 July 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

146,969

16. Date issuer informed of transaction

3 July 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

---

Date of notification 4 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

JOHN CHEFFINS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN CHEFFINS

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

4,910

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

486p

14. Date and place of transaction

2 July 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

491,117

16. Date issuer informed of transaction

3 July 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 4 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

BOTH

3. Name of person discharging managerial responsibilities/ director

IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

IAIN CONN

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

80

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of

14. Date and place of transaction

transaction

486p

2 JULY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7,256

16. Date issuer informed of transaction

3 JULY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification4 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

BOTH

3. Name of person discharging managerial responsibilities/ director

JAMES GUYETTE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JAMES GUYETTE

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

4,836

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

486p

14. Date and place of transaction

2 JULY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

352,636

16. Date issuer informed of transaction

3 JULY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification4 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

BOTH

3. Name of person discharging managerial responsibilities/ director

ANDREW SHILSTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

ANDREW SHILSTON

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

2,291

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

486p

14. Date and place of transaction

2 JULY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

260,626

16. Date issuer informed of transaction

3 JULY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time

22. Total number of shares or debentures over which options held following notification

of exercise

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 4 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

BOTH

3. Name of person discharging managerial responsibilities/ director

COLIN PETER SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

VICTORIA ANNE SMITH

5. Indicate whether the notification

6. Description of shares (including

is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 & 4 ABOVE

class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

COLIN PETER SMITH 68,127

VICTORIA ANNE SMITH 2,544

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

644

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

486p

14. Date and place of transaction

2 JULY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

71,315

16. Date issuer informed of transaction

3 JULY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making

notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 4 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (ii) ONLY

   (iii) both (i) and (ii)

   BOTH

3. Name of person discharging managerial responsibilities/ director

   CARL SYMON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

number of shares held by each of them

CARL SYMON

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

84

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

486p

14. Date and place of transaction

2 JULY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7,049

16. Date issuer informed of transaction

3 JULY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 4 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/ director

AXEL ARENDT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

AXEL ARENDT

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

606

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

486p

14. Date and place of transaction

2 JULY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

163,296

16. Date issuer informed of transaction

3 JULY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 4 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3

and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/ director

AXEL ARENDT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

B SHARES OF 0.1p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

AXEL ARENDT

8 State the nature of the transaction

B SHARE ALLOTMENT IN LIEU OF DIVIDEND

9. Number of shares, debentures or financial instruments relating to shares acquired

1,385,161

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

0.1p

14. Date and place of transaction

29 JUNE 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not

16. Date issuer informed of transaction

3 JULY 2007

be taken into account when calculating percentage)

1,385,161

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 4 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324

(as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/ director

DR MICHAEL LLOYD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

B SHARES OF 0.1p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

DR MICHAEL LLOYD

8 State the nature of the transaction

B SHARE ALLOTMENT IN LIEU OF DIVIDEND

9. Number of shares, debentures or financial instruments relating to shares acquired

938,320

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

0.1p

14. Date and place of transaction

29 JUNE 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

938,320

16. Date issuer informed of transaction

3 JULY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 4 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/ director

MR MICHAEL TERRETT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

MRS GABRIELLE ANNE TERRETT

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 & 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

MR MICHAEL TERRETT 281,136

MRS GABRIELLE TERRETT 9,832

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

2,818

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

486p

14. Date and place of transaction

2 JULY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

293,786

16. Date issuer informed of transaction

3 JULY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 4 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/ director

JOHN RIVERS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

JOHN RIVERS

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

2,292

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

486p

14. Date and place of transaction

2 JULY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

38,886

16. Date issuer informed of transaction

3 JULY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 4 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/ director

JOHN PATERSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

MRS ANGELA PATERSON 7508

JOHN PATERSON Nil

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to

10. Percentage of issued class acquired (treasury shares of that class

shares acquired

91

should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

486p

14. Date and place of transaction

2 JULY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7599

16. Date issuer informed of transaction

3 JULY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making no

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 4 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/ director

TOM CURLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

CHARLES SCHWAB & CO Inc

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

91

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

486p 2 JULY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

37,896

16. Date issuer informed of transaction

3 JULY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and

number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 4 July 2007

END

Close

Regulatory Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 04-Jul-07
Number	PRNUK-0407

Rolls-Royce Group plc (the Company) announces that on 2nd July 2007, pursuant to the Rolls-Royce ShareBonus Scheme and SharePurchase Plan (the SIP), the following persons discharging managerial responsibility of the Company became interested in the ordinary shares of 20p each (Ordinary Shares) set out below in respect of their holdings following their election to convert their entitlement of non-cumulative redeemable convertible preference shares of 0.1p each (B shares) into Ordinary Shares. Ordinary Shares in respect of shareholdings under the SIP are held by Computershare Trustees Limited (the Trustee) as nominee for the director:-

	SIP
Mike Terrett	54
Mike Lloyd	37
John Rivers	38
Brian Baker	39

Notified 4July 2007

Date 4 July 2007

For further information contact John Warren, Deputy Company Secretary, tel. No. 01332 245878.

Rolls-Royce Group plc (the Company) announces that on 2nd July 2007, pursuant to the Rolls-Royce ShareBonus Scheme and SharePurchase Plan (the SIP), the following executive directors of the Company became interested in the ordinary shares of 20p each (Ordinary Shares) set out below in respect of their holdings following their election to convert their entitlement of non-cumulative redeemable convertible preference shares of 0.1p each (B shares) into Ordinary Shares. Ordinary Shares in respect of shareholdings under the SIP are held by Computershare Trustees Limited (the Trustee) as nominee for the director:-

	SIP
Sir John Rose	117
John Cheffins	87
Andrew Shilston	85
Colin Smith	59

Notified 4 July 2007

Date 4 July 2007

For further information contact John Warren, Deputy Company Secretary, tel. No.

Regulatory Announcement

Go to market news section

Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 13-Jun-07
Number	PRNUK-1306

STOCK EXCHANGE ANNOUNCEMENT

ROLLS-ROYCE GROUP PLC

13 June 2007

Rolls-Royce Group plc announces that on 12 June 2007 ordinary shares in the Company were transferred to the following Executive Director and other Person Discharging Managerial Responsibility (together 'PDMRs')by Halifax EES Trustees International Ltd (the trustee of the Rolls-Royce 2003 Employee Share Trust) in relation to awards made under the Rolls-Royce Group plc Performance Share Plan ('the Plan') . In addition the number of shares listed below were sold on behalf of the PDMRs to discharge tax obligations arising from the release of the shares.

	No of Shares	Number of shares Sold to Discharge Tax Liability	Total Shares Transferred
Director			
Jim Guyette	127,068	52,393	74,675
PDMR			
Tom Curley	63,537	25,732	37,805

The shares have been released by the trustee in accordance with the rules of the Plan following the satisfaction of performance conditions and the end of the three-year vesting period applicable to the award.

For further information, please contact:-

Mark Alflatt -Director of Financial Communications020 7227 9164

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 11-Jun-07
Number	PRNUK-1106

STOCK EXCHANGE ANNOUNCEMENT

ROLLS-ROYCE GROUP PLC

11 June 2007

Rolls-Royce Group plc announces that on 8 June 2007 ordinary shares in the Company were transferred to the following Executive Directors and other Persons Discharging Managerial Responsibility (together 'PDMRs')by Halifax EES Trustees International Ltd (the trustee of the Rolls-Royce 2003 Employee Share Trust) in relation to awards made under the Rolls-Royce Group plc Performance Share Plan ('the Plan') . In addition the number of shares listed below were sold on behalf of the PDMRs to discharge tax obligations arising from the release of the shares.

	No of Shares	Number of shares Sold to Discharge Tax Liability	Total Shares Transferred
Directors			
Sir John Rose	338,300	138,703	199,597
J P Cheffins	140,972	57,799	83,173
A B Shilston	119,190	48,868	70,332
C P Smith	30,054	12,323	17,731
PDMRs			
C E Blundell	55,009	22,554	32,455
B Baker	49,642	20,354	29,288
M Cowdry	60,375	24,754	35,621
Dr M Lloyd	100,854	41,351	59,503
J R Rivers	62,025	25,431	36,594
M J Terrett	100,854	41,351	59,503

The shares have been released by the trustee in accordance with the rules of the Plan following the satisfaction of performance conditions and the end of the three-year vesting period applicable to the award.

Each of the Directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust.

10,956,552 shares are held in the trust following the release of shares.

For further information, please contact:-

Mark Alflatt -Director of Financial Communications020 7227 9164

END

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Regulatory Announcement

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 08-Jun-07
Number	PRNUK-0806

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 7th June 2007 of 27,022 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 517.50 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,862,626 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 24

A B Shilston 24

CP Smith 24

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 24

M Lloyd 24

J R Rivers 24

M J Terrett 24

Company notified 7 June 2007

Dated 8 June 2007

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:17 07-Jun-07
Number	PRNUK-0706

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

   MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

190

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

517p

14. Date and place of transaction

7 June 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7176

16. Date issuer informed of transaction

7 June 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt - 0207 227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 7 June 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the

shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

JOHN RISHTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN RISHTON

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

75

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

517p

14. Date and place of transaction

7 June 2007

15. Total holding following

16. Date issuer informed of transaction

notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7 June 2007

75

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt - 0207 227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 7 June 2007

END

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Regulatory Announcement

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RECEIVED
AUG 0 7 2007
200
WASH, D.C.
SECTION
Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 25-May-07
Number	PRNUK-2505

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   ANDREW SHILSTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

ANDREW SHILSTON

EXERCISE OF AN OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN

633,117 @ 77p date of grant 28.3.2003

9. Number of shares, debentures or financial instruments relating to shares acquired

633,117

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

633,117

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

508.9p

14. Date and place of transaction

23 May 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

188,013

A further 52,081 are held in trust under deferred share plans and share incentive plans.

16. Date issuer informed of transaction

24 May 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt

Director of Financial Communications

020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 25 May 2007

END

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SEC Mail Processing Section
RECEIVED
AUG 07 2007
WASH, D.C.
200
Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 11-May-07
Number	PRNUK-1105

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (i) only

3. Name of person discharging managerial responsibilities/ director

   CHARLES EDWARD BLUNDELL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

CHARLES EDWARD BLUNDELL

EXERCISE OF OPTIONS UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN

166,667 @216p date of grant 26.3.2001

6,092 @194.25p date of grant 7.3.2000

9. Number of shares, debentures or financial instruments relating to shares acquired

172,759

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

172,759

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

498p

14. Date and place of transaction

10 May 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

121,076

16. Date issuer informed of transaction

10 May 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 11 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) only

3. Name of person discharging managerial responsibilities/ director

JOHN RIVERS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN RIVERS

8 State the nature of the transaction

EXERCISE OF AN OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN

370,371 @216p date of grant 26.3.2001

9. Number of shares, debentures or financial instruments relating to shares acquired

370,371

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

370,371

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

497.75p

14. Date and place of transaction

9 May 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

188,083

16. Date issuer informed of transaction

10 May 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 11 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/ director

JAMES GUYETTE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JAMES GUYETTE

8 State the nature of the transaction

EXERCISE OF AN OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN

716,641 @216p date of grant 26.3.2001

AND SALE OF ADDITIONAL 123,846 ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

716,641

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

840,487

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

496.5p

14. Date and place of transaction

11 May 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

273,125

16. Date issuer informed of transaction

11 May 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 11 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3

and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/ director

COLIN SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

COLIN SMITH 50,396

VICTORIA ANNE SMITH 2,544

8 State the nature of the transaction

EXERCISE OF AN OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN

78,704 @216p date of grant 26.3.2001

9. Number of shares, debentures or financial instruments relating to shares acquired

78,704

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

78,704

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

500p

14. Date and place of transaction

11 May 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

52,940

16. Date issuer informed of transaction

11 May 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 11 May 2007

END

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Regulatory Announcement

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:01 09-May-07
Number	PRNUK-0905

Rolls-Royce Group plc (theCompany) announces the purchase on 8th May 2007 of 27,629 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 496.25 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,881,123 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 25

A B Shilston 25

CP Smith 25

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 25

M Lloyd 25

J R Rivers 25

M J Terrett 25

Company notified 9 May 2007

Dated 9 May 2007

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 09-May-07
Number	PRNUK-0905

9 May 2007

ROLLS-ROYCE GROUP plc

Rolls-Royce announces that on 8 May 2007, ordinary shares in the company were transferred to the following executive director by Halifax EES Trustees International Ltd (the trustee of the Rolls-Royce 2003 Employee Share Trust) in relation to deferred awards made under the Company's Annual Performance Related Award plan (APRA) in 2005. In addition the director sold the number of shares listed below to discharge his tax obligations arising from the release of the shares.



Director	APRA Award Exercisable	Number of Shares Sold to Discharge Tax Liability	Total Shares Released to Certificate
Sir John Rose	85,873	35,208	50,665

The shares have been held in trust for 2 years for APRA and have been released by the trustee in accordance with the rules of the plan.

Each of the executive directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust.

19,624,500 shares are held in the trust following the release of shares.

For further information, please contact:-

Mark Alflatt - Director of Financial Communications 020 7227 9164

END

Regulatory Announcement

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:01 09-May-07
Number	PRNUK-0905

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

JOHN CHEFFINS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

JOHN CHEFFINS

EXERCISE OF AN OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN

694,445 @ 216p date of grant 26.3.2001

15,444 @ 194.25p date of grant 7.3.2000

9. Number of shares, debentures or financial instruments relating to shares acquired

709,889

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

709,889

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

492.47p

14. Date and place of transaction

8 May 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

403,034

16. Date issuer informed of transaction

8 May 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt

Director of Financial Communications

020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 09 May 2007

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	15:13 08-May-07
Number	PRNUK-0805

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

   MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

196

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

500p

14. Date and place of transaction

8 May 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,986

16. Date issuer informed of transaction

8 May 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt - 0207 227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 8 May 2007

END

Regulatory Announcement

Free an

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:19 12-Apr-07
Number	PRNUK-1204

Rolls-Royce Group plc ('the Company')

Rolls-Royce SharePurchase Plan

The Company announces the allocation on 11th April 2007 of ordinary shares in the Company (Shares) by Computershare Trustees Limited to eligible employees (including executive directors) under the free share element of the Rolls-Royce SharePurchase Plan (the Plan), known as ShareBonus. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000. Each participant is the beneficial owner of the Shares allocated to him or her.

The numbers of Shares allocated on 11th April 2007 to the executive directors and PDMR's were as follows:

John Cheffins 600

Andrew Shilston 600

Colin Smith 600

PDMR's

Charles Blundell 600

Brian Baker 600

Notified on 12 April 2007

Date 12 April 2007

For further information please contact:
John Warren - Deputy Company Secretary - Tel. 01332 245878

END

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SEC MAIL
RECEIVED
PROCESSING
AUG 0 7 2007
WASH, D.C.
200
SECTION
Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:39 11-Apr-07
Number	PRNUK-1104

Rolls-Royce Group plc (theCompany) announces the purchase on 10th April 2007 of 27,144 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 499.50 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,214,052 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 25

A B Shilston 25

CP Smith 25

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 25

M Lloyd 25

J R Rivers 25

M J Terrett 25

Company notified 11 April 2007

Dated 11 April 2007

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:36 11-Apr-07
Number	PRNUK-1104

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

   MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

196

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

500p

14. Date and place of transaction

11 April 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,790

16. Date issuer informed of transaction

11 April 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt - 0207 227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 11 April 2007

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 05-Apr-07
Number	PRNUK-0504

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   SIR JOHN ROSE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

TRANSFER OF SHARES TO A CHARITABLE TRUST

SIR JOHN ROSE 503,325

SIR JOHN ROSE - CJVR 178

LADY ROSE 116,579

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

50,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

nil

14. Date and place of transaction

4 April 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

570,082

16. Date issuer informed of transaction

4 April 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

The shares have been transferred into the joint names of James Furber, Lady Emma Felicity Rose and Sir John Rose as trustees (with non-beneficial interest) in The Rose Family Charitable Trust registered charity no.1118554.

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making

notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 5 April 2007

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	10:58 12-Mar-07
Number	PRNUK-1203

12 March 2007

ROLLS-ROYCE GROUP plc (Amendment)

This announcement replaces the announcement made on 8 March 2007 and referenced PRNUK-0803.

Rolls-Royce announces that on 6 March 2007, ordinary shares in the company were transferred to the following executive director and person discharging managerial responsibility (PDMR) by Halifax EES Trustees International Ltd (the trustee of the Rolls-Royce 2003 Employee Share Trust) in relation to deferred awards made under the Company's Annual Performance Related Award plan (APRA) in 2005. In addition the director and PDMR sold the number of shares listed below to discharge their tax obligations arising from the release of the shares.

	APRA Award Exercisable	Number of Shares Sold to Discharge Tax Liability	Total Shares Released to Certificate
Director			
James Guyette	34,395	15,925	18,470
PDMR			
Tom Curley	15,026	7,534	7,492

The shares have been held in trust for 2 years for APRA and have been released by the trustee in accordance with the rules of the Plans.

Each of the executive directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust.

20,024,759 shares are held in the trust following the release of shares.

For further information, please contact:-

Mark Alflatt - Director of Investor Relations 020 7227 9164

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:05 08-Mar-07
Number	PRNUK-0803

8 March 2007

ROLLS-ROYCE GROUP PLC

Rolls-Royce Group plc announces that on 6th March 2007 ordinary shares in the Company (Shares) were conditionally awarded at a price of 486.00 pence per share to Executive Directors and other Persons Discharging Managerial Responsibility ('PDMRs') under the terms of the Annual Performance Related Award Deferred Share plan (APRA) as follows:-

	No of Shares
E T Curley	15,026
J M Guyette	34,395

The Plan awards deferred shares based on Company performance and the Shares will be transferred to the Executive Directors and PDMR's from the Rolls-Royce 2003 Employee Share Trust in two years time, provided that they remain an employee of a Rolls-Royce group company.

For further information, please contact:-

Mark Alflatt - Director of Investor Relations 020 7227 9164

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:30 08-Mar-07
Number	PRNUK-0803

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 7th March 2007 of 28,254 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 480.50 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,241,101 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 26

A B Shilston 26

CP Smith 26

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 26

M Lloyd 26

J R Rivers 26

M J Terrett 26

The UKLA has confirmed that, although not referred to specifically in the Model Code, the purchase of SharePurchase shares under the Rolls-Royce SharePurchase Plan during a close period does not constitute a breach of the close period restrictions. The value of these purchases has not changed from the previous month

Company notified 8 March 2007

Dated 8 March 2007

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	15:37 02-Mar-07
Number	PRNUK-0203

2 March 2007

ROLLS-ROYCE GROUP plc

Rolls-Royce announces that on 1 March 2007, ordinary shares in the company were transferred to the following executive directors and persons discharging managerial responsibility (PDMR's) by Halifax EES Trustees International Ltd (the trustee of the Rolls-Royce 2003 Employee Share Trust) in relation to deferred awards made under the Company's Annual Performance Related Award plan (APRA) in 2005. In addition the Directors sold the number of shares listed below to discharge their tax obligations arising from the release of the shares.

	APRA Award Exercisable	Number of Shares Sold to Discharge Tax Liability	Total Shares Released to Certificate
Director			
John Cheffins	45,253	18,554	26,699
Andrew Shilston	48,955	20,072	28,883
Colin Smith	8,302	3,404	4,898
PDMR's			
Axel Arendt	39,659	16,261	23,398
Brian Baker	16,946	6,948	9,998
Charles Blundell	21,060	8,635	12,425
Miles Cowdry	16,339	6,699	9,640
Michael Lloyd	26,866	11,016	15,850
John Rivers	18,560	7,610	10,950
John Paterson	12,726	5,218	7,508
Mike Terrett	29,535	12,110	17,425

The shares have been held in trust for 2 years for APRA and have been released by the trustee in accordance with the rules of the Plans.

Each of the Directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust.

10,179,459 shares are held in the trust following the release of shares.

For further information, please contact:-

Mark Alflatt - Director of Investor Relations 020 7227 9164

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:01 02-Mar-07
Number	PRNUK-0203

STOCK EXCHANGE ANNOUNCEMENT

ROLLS-ROYCE GROUP PLC

2 March 2007

The Rolls-Royce Group plc announces that on 1 March 2007, awards (Awards) to acquire ordinary shares in the Company (Shares) were granted to the following Executive Directors and other Persons Discharging Managerial Responsibility under the Rolls-Royce Group plc Performance Share Plan. No amount is payable for the grant of an Award.

	No of Shares
Sir John Rose	175,649
J P Cheffins	82,396
J M Guyette	60,669
A B Shilston	81,438
C P Smith	59,881
A Arendt	66,428
C E Blundell	38,923
B Baker	30,360
M Cowdry	43,913
E T Curley	32,407
Dr M Haidinger	28,595
Dr M Lloyd	57,486
Dr M Orris	31,302
J P Paterson	47,905
J R Rivers	38,014
M J Terrett	61,693

The realisation of Awards is dependent on the achievement of corporate performance conditions as described in the Annual report. One such condition is that if the Company's total shareholder return at the end of the performance period exceeds the median of the constituent companies in the FTSE 100 Index on the date of grant, the total number of shares realisable will be increased by

25 per cent. The number of shares set out in the table above is the maximum which could be released before applying the potential 25 per cent uplift.

For further information, please contact:-

Mark Alflatt - Director of Investor Relations 020 7227 9164

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:01 02-Mar-07
Number	PRNUK-0203

STOCK EXCHANGE ANNOUNCEMENT

2 March 2007

ROLLS-ROYCE GROUP PLC

Rolls-Royce Group plc announces that on 1st March 2007 ordinary shares in the Company (Shares) were conditionally awarded at a price of 501.62 pence per share to Executive Directors and other Persons Discharging Managerial Responsibility ('PDMRs') under the terms of the Annual Performance Related Award Deferred Share plan (APRA) as follows:-

	No of Shares
Sir John Rose	42,091
J P Cheffins	19,394
J M Guyette	18,852
A B Shilston	23,237
C P Smith	16,387
A Arendt	15,731
C E Blundell	11,563
B Baker	8,971
M Cowdry	9,538
E T Curley	6,938
Dr M Haidinger	1,826
Dr M Lloyd	8,602
Dr M Orris	3,581
J P Paterson	6,285
J R Rivers	10,327
M J Terrett	15,583

The Plan awards deferred shares based on Company performance and the Shares will be transferred to the Executive Directors and PDMR's from the Rolls-Royce 2003 Employee Share Trust in two years time, provided that they remain an employee of a Rolls-Royce group company.

For further information, please contact:-

Mark Alflatt - Director of Investor Relations 020 7227 9164

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:01 01-Mar-07
Number	PRNUK-0103

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

203

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

481.75p

14. Date and place of transaction

1 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,594

16. Date issuer informed of transaction

1 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Peter Barnes Wallis - 0207 227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 1 March 2007

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	10:16 22-Feb-07
Number	PRNUK-2202

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   COLIN SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

COLIN SMITH 43,718

VICTORIA ANNE SMITH 2,544

EXERCISE OF A SAVINGS RELATED SHARE OPTION

9. Number of shares, debentures or financial instruments relating to shares acquired

1,780

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

194p

14. Date and place of transaction

21 February 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

48,042

16. Date issuer informed of transaction

22 February 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 22 February 2007

END

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Regulatory Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 08-Feb-07
Number	PRNUK-0802

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 7th February 2007 of 26,934 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 489 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,268,080 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 26

A B Shilston 26

CP Smith 26

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 26

M Lloyd 26

J R Rivers 26

M J Terrett 26

The UKLA has confirmed that, although not referred to specifically in the Model Code, the purchase of SharePurchase shares under the Rolls-Royce SharePurchase Plan during a close period does not constitute a breach of the close period restrictions. The value of these purchases has not changed from the previous month

Company notified 8 February 2007

Dated 8 February 2007

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:08 07-Feb-07
Number	PRNUK-0702

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

   MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

200

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

490.75p

14. Date and place of transaction

7 February 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,391

16. Date issuer informed of transaction

7 February 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

The above purchase of shares were made today under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

Peter Barnes Wallis - 0207 227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 7 February 2007

END

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Free annual report 

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 07-Feb-07
Number	PRNUK-0702

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

SIR JOHN ROSE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders

8 State the nature of the transaction

(s) and, if more than one, the number of shares held by each of them

EXERCISE OF A SAVINGS RELATED SHARE OPTION

SIR JOHN ROSE 495,663

SIR JOHN ROSE - CJVR 178

LADY ROSE 116,579

9. Number of shares, debentures or financial instruments relating to shares acquired

7,662

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

108p

14. Date and place of transaction

7 February 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

620,082

16. Date issuer informed of transaction

7 February 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

THE EXERCISE OF A HM REVENUE AND CUSTOMS APPROVED EMPLOYEE SAVINGS RELATED SHARE OPTION SCHEME IS NOT SUBJECT TO THE PROVISIONS OF THE CODE

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 7 February 2007

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:01 01-Feb-07
Number	PRNUK-0102

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (ii) ONLY

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

   JOHN RIVERS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN RIVERS

8 State the nature of the transaction

EXERCISE OF A SAVINGS RELATED SHARE OPTION

9. Number of shares, debentures or financial instruments relating to shares acquired

7,662

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

108p

14. Date and place of transaction

1 February 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

177,133

16. Date issuer informed of transaction

1 February 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

THE EXERCISE OF A HM REVENUE AND CUSTOMS APPROVED EMPLOYEE SAVINGS RELATED SHARE OPTION SCHEME IS NOT SUBJECT TO THE PROVISIONS OF THE CODE

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 1 February 2007

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 01-Feb-07
Number	PRNUK-0102

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (ii) ONLY

   (iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

   BRIAN BAKER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

BRIAN BAKER 43,036

HEATHER JANE BAKER 4,605

8 State the nature of the transaction

EXERCISE OF A SAVINGS RELATED SHARE OPTION

9. Number of shares, debentures or financial instruments relating to shares acquired

3,371

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

108p

14. Date and place of transaction

1 February 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

51,012

16. Date issuer informed of transaction

1 February 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

THE EXERCISE OF A HM REVENUE AND CUSTOMS APPROVED EMPLOYEE SAVINGS RELATED SHARE OPTION SCHEME IS NOT SUBJECT TO THE PROVISIONS OF THE CODE

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 1 February 2007

END

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Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Half-yearly Report
Released	07:00 26-Jul-07
Number	PRNUK-2507

26 July 2007

ROLLS-ROYCE GROUP plc INTERIM RESULTS 2007

Group Highlights

* Record order book, increased 34 per cent to £35.1bn (2006: year end £ 26.1bn).
* Group sales increased to £3,591m. Sales on an underlying* basis increased by 10 per cent.
* Services revenues increased by nine per cent to £2,001m on an underlying* basis, representing 53 per cent of Group sales.
* Underlying profit before taxation** increased to £380m, up 17 per cent.
* Profit before taxation of £377m** (2006: £870m).
* Average net cash of £373m (2006: first half £83m).
* Cash inflow of £61m, before the injection of £132m into the Group's UK pension schemes (2006: first half cash inflow of £122m).
* Interim payment to shareholders increased by 10 per cent to 4.04p per share

*Underlying sales reflect the exclusion of the IAS 39 hedge reserve adjustments and the inclusion of the benefit of settled foreign exchange transactions, and is consistent with underlying profit presentation.

**Adjustments for underlying profits are included in note 1. Underlying profits reflect a level of performance that excludes items considered to be non-operating in nature (see notes 1 and 2). Profit before tax includes such non-operating items, principally those relating to unrealised revaluation effects.

Sir John Rose, Chief Executive, said:

'The Group has made strong progress in the first half.

'We have a well balanced business with a broad portfolio of products and services and proven access to global markets. Continued investment in our product portfolio and value added services for our customers has made us a market leader and gives us the ability to grow organically.

'Despite the challenges of increasing raw material costs and the effects of a weakening US dollar, the Group is well placed to deliver growth in underlying profit and, before pension scheme injections, a positive cash flow in 2007.'

Group Overview

Trading

Rolls-Royce has continued to make strong progress in the first half of 2007, increasing underlying profit and, before a payment into the Group's UK pension schemes, generating a positive cash flow.

The Group's order book, which grew by £9.0bn in the half to £35.1bn, continues to become more international and is well balanced between the Americas, Asia and the Middle East and Europe. The first half of 2007 saw a further broadening of the Group's global reach, with a range of new customers being secured in growing markets for Rolls-Royce, including South America and Russia.

Sales in the period increased by 10 per cent on an underlying basis to £3,746m with organic growth across the business. Despite the effect of the weakening dollar, underlying aftermarket sales increased by nine per cent in the first half with growth coming from all segments.

Underlying profit before tax increased by 17 per cent to £380m. This was despite the impact of a further seven cent deterioration in the US dollar achieved exchange rate, creating a £40m headwind compared to the first half of 2006, and an increase in unit costs partly due to rising raw material costs.

At the end of the first half, the hedge book stood at $9.4bn with an average exchange rate of 1.78 US dollars to the pound, a deterioration of four cents from the start of 2007. For the whole of 2007, the Group continues to expect a deterioration in the achieved rate of between seven and eight cents relative to 2006.

The Group continues to take action to offset unit and other cost increases and the weakening US dollar, including increased dollar based sourcing, restructuring the supply chain and delivering productivity improvements from investment in new facilities.

Average net cash improved by £290m to £373m after a £132m injection into the Group's UK pension schemes, the first phase in the Group's plan to put £500m into these schemes. The Group expects to transfer the remaining £368m before the end of 2007 as actions on risk management and asset allocation are completed. This will enable the Group to conclude the review of financial strategy, the start of which was announced in February 2007.

Underlying earnings per share increased by 15 per cent to 15.72p (2006: first half 13.62p)[1]. Basic earnings per share were 17.12p (2006: first half 35.86p). An interim payment to shareholders has been declared of 4.04p per share (2006: first half 3.67p), an increase of 10 per cent.

[All 2006 Comparatives in this commentary relate to first half performance unless otherwise stated
[1]Underlying profit before tax and earnings per share exclude unrealised revaluations - see notes 1 and 2]

Developments

Three new engine programmes were announced in the period:

* A new Rolls-Royce engine was selected by Dassault Aviation to power its new, super mid-sized Falcon business jet;

* The Trent XWB was formally launched for the A350 XWB and has demonstrated significant success in the market;

* The new RR300 engine was selected for the Robinson R66 helicopter

These three programmes target a share of an addressable market opportunity estimated to be worth $200bn over the next 20 years.

In addition, the US Navy selected the MT30 to power the DDG-1000, a new class of advanced combat vessel.

Research and development activities progressed as planned over the period with the Group investing around five per cent of sales on a cash basis, a level expected to be maintained over the rest of the year. This investment enables the Group to develop a broad portfolio of programmes and service capabilities that typically enjoy a lifetime of several decades.

The Group's research programmes are increasingly aimed at improving the environmental performance of existing and future products. The Environmentally Friendly Engine (EFE) programme entered its manufacturing phase in the first half and will demonstrate and validate new technologies aimed at reducing aero engine fuel burn and emissions. The Group also believes that with its engineering and scientific background, it is well placed to exploit the increased demand for clean and fuel efficient power sources.

Rolls-Royce opened two new University Technology Centres (UTCs) at Bristol and Manchester Universities. The Group now has 28 UTCs worldwide, which make an important contribution to the Group's research and technology acquisition programmes.

The Group also continued to expand its services capabilities. The construction of a new Trent repair and overhaul facility, through a joint venture with Lufthansa Technik, was completed in Germany and is now operational. The latest of the Group's Operations Rooms was opened in Dahlewitz to support two-shaft engines in service. The benefits of the Group's service capabilities were again demonstrated by the increasing number of customers committing to long term TotalCare(TM) and Mission Ready Management Solutions contracts in the civil and defence sectors respectively.

The Group's factory modernisation programme in the UK is nearing completion. New facilities in Derby and Bristol will be operational by the end of 2007 and together with improved processes will strengthen productivity and reduce costs. The Group is also making good progress in identifying a site for a new assembly and test facility, with proposals being considered from Singapore and a number of US states.

The Group operates in a competitive and challenging environment and in doing so, we benefit from a consistent strategy, a strong order book, long programme life cycles and the revenue generated by the provision of value added aftermarket services to the users of its products. Consequently we have good visibility of our future workload and market opportunity. The results in the first half of 2007 demonstrate the resilience of the Group and its business model.

Prospects

The Group expects to deliver an increase in underlying profits for the 2007 full year despite the headwinds of a weakening dollar and increasing unit costs. This increase in underlying profits will contribute to a positive cash flow for the full year before the effects of the cash injections into the UK pension schemes are taken into account.

Enquiries:

Mark Alflatt

Director of Financial Communications

Caroline Harris

Director of Corporate Communications

Tel: 0207 222 9020

www.rolls-royce.com

An interview on the results with Rolls-Royce Chief Executive, Sir John Rose, is available on video, audio and text on www.rolls-royce.com and www.cantos.com

Photographs are available at www.newscast.co.uk

Visit www.thenewsmarket.com/rolls-royce to download broadcast-standard video or order a Beta SP tape of Rolls-Royce products, services and facilities.

REVIEW OF FIRST HALF 2007 BY BUSINESS SECTOR [2]

Civil Aerospace

Order book: £28.1bn (2006: year end £20.0bn)
Engine deliveries: 421 (2006: 412)
Sales: £2,011m (2006: £1,790m)
Aftermarket services sales: £1,205m (2006: £1,077m)
Underlying profit before financing: £261m (2006: £243m)

The Group made strong progress in Civil Aerospace, securing significant new orders, expanding its product portfolio with the launch of two new programmes and taking forward existing production programmes.

Continued growth in the corporate and regional sector contributed to a two per cent increase in engine units delivered, to 421, as Trent deliveries slowed, largely because no Trent 900s for the Airbus A380 were delivered in the first half.

Underlying profit increased by seven per cent, reflecting the continuing growth of aftermarket service sales and original equipment deliveries, after incurring a further deterioration in unit costs and the impact of a seven cent deterioration in the foreign exchange achieved rate.

The selection by Dassault Aviation of a new engine based on the RB282 technology programme to power its next generation, super mid sized business jet reinforced the Group's leadership in the business jet sector whilst broadening its product portfolio. This new programme will create new opportunities in this sector and will establish a route to market for a major technology programme.

The formal launch of the A350 XWB has opened up significant opportunities for the Trent XWB, the sixth member of the Trent family. Engine orders for a total of 172 firm aircraft were received up to the half-year.

The first flight of the Trent 1000 on the Rolls-Royce flying test bed took place in June and marked a major milestone in the development of the launch engine for the Boeing 787. Certification is expected shortly with entry into service in 2008. The Group has now received orders for more than 500 engines from 15 customers and leasing companies.

The success of the Trent family was further reinforced when the 3,000th Trent was ordered this year, with a total of 1,425 Trent units having been delivered and installed over the programme's 12 year history. Although the Trent is important in terms of the Group's future growth, it today represents a relatively small proportion of the installed base, accounting for only 11 per cent of the total civil installed fleet and around 18 per cent of annual civil flying hours and less than 20 per cent of Group sales.

Civil fleet flying hours rose by seven per cent compared with the first half of

2006, driven by the increased number of engines in service and global traffic growth.

More than 52 per cent of our modern jet engine fleet is covered by TotalCare or CorporateCare service agreements.

[2]Commentaries relate to underlying sales unless specifically noted

Defence Aerospace

Order book £3.2bn (2006: year end £3.2bn)
Engine deliveries: 168 (2006: 218)
Sales: £808m (2006: £761m)
Aftermarket services sales: £422m (2006: £416m)
Underlying profit before financing: £106m (2006: £95m)

Defence Aerospace continues to be an attractive and growing business. The Group's portfolio includes a wide range of defence engine programmes at all stages of the product life cycle, supported by a growing services business.

Continued strong growth in new engines and modules contributed to a six per cent increase in sales in the period and a 12 per cent improvement in underlying profits.

The Group's leadership in the provision of propulsion systems for military transport aircraft was further enhanced this year with the selection of the AE 2100 for the C-27J Spartan for the US military Joint Cargo Aircraft programme, with an initial order of 78 aircraft worth $500m.

The UK Ministry of Defence announced the launch of the Future Strategic Tanker Aircraft programme, with the order for 14 converted A330 aircraft.

The collaborative F136 engine and LiftSystem for the Joint Strike Fighter programme made good progress as they successfully continued their development programmes.

The helicopter portfolio has been broadened further with the launch of the RR300 engine programme to support the Robinson R66. In addition, the Australian Department of Defence selected the RTM322 for a further 34 NH90 helicopters underlining the popularity of this engine on the NH90 platform. More than 85 per cent of NH90 customers have selected the RTM322.

Defence services capabilities were further developed with contracts totalling more than £200m confirmed in the first half for UK and international customers.

Marine

Order book: £3.1bn (2006: year end £2.4bn)
Sales: £700m (2006: £621m)
Aftermarket services sales: £257m (2006: £234m)
Underlying profit before financing: £58m (2006: £50m)

Rolls-Royce is a world leader in the provision of marine propulsion systems, offering a unique set of products and services for naval and commercial customers.

All of the Group's marine business segments, offshore, merchant, naval, and submarines, continued to perform well. The order book increased by 29% to £3.1 billion following continued strong demand in the first half.

Sales in the first half were supported by strong demand for original equipment leading to an overall 13 per cent growth and a 16 per cent improvement in underlying profit.

The selection in March by the US Navy of the MT30 to power the advanced destroyer, DDG-1000, was a major strategic success, demonstrating the Group's ability to leverage core technologies across markets and platforms.

A 10-year contract worth £1 billion has recently been agreed with the UK Ministry of Defence to support nuclear power plant systems for the Swiftsure, Trafalgar and Vanguard class submarines and the new Astute class submarines when they enter service.

The first Astute Class submarine, HMS Astute, was launched in June featuring the Rolls-Royce long-life core, capable of providing power for the vessel's entire service life of more than 25 years, without being refuelled. In addition Rolls-Royce provided marine propulsors, switchgear and electrical systems, demonstrating the benefits of the broadest product portfolio in the sector.

A series of major new orders for the offshore UT Ship design was secured, including the largest ever single order of £83 million from OSM Schiffahrt.

Energy

Order book: £0.7bn (2006: year end £0.5bn)
Engine deliveries: 9 (2006: 17)
Sales: £227m (2006: £232m)
Aftermarket services: £117m (2006: £106m)
Underlying loss before financing: £(1)m (2006: £(18)m)

The Rolls-Royce energy business supplies a broad range of gas turbine packages to the worldwide oil & gas and power generation markets, with more than 4,000 industrial gas turbines sold and over 140 million hours of operating experience.

A further period of strong demand in both the oil & gas and power generation markets supported the growth in the order book to £0.7bn.

The oil & gas market remains robust, with continued activity for both on-shore and off-shore projects in Europe, Brazil, Australia and West Africa leading to orders for a total of 14 RB211 units.

Global power generation markets continued to improve. There remains strong interest in the industrial Trent and orders were received for two further units in Chile and the USA.

Phasing of unit deliveries, mostly for oil & gas, contributed to a reduction in original equipment sales, partly offset by an improved aftermarket sales performance. The trading pattern in the first half has developed as anticipated with oil & gas remaining strong and power generation trading activity showing some improvement. The reduction in the trading loss for the period, compared to 2006, is after the net benefit of £13m fee income, principally relating to increased technology licence fees.

The Group invested £12m in its fuel cell development programme in the first half which will undergo a key test in 2007.

As in 2006, oil & gas trading is expected to improve in the second half and mitigate the increased full year investment in the fuel cell development programme with the additional licence fees contributing to a near breakeven performance for the full year.

FINANCIAL REVIEW

The firm and announced order book, at constant exchange rates, was £35.1bn (2006: year end £26.1bn). Aftermarket services represented 33 per cent of the order book (2006: year end 38 per cent).

Sales increased by six per cent to £3,591m (2006: £3,390m). Sales on an underlying basis grew by ten per cent. Payments to industrial Risk and Revenue Sharing Partners (RRSPs), charged in cost of sales, amounted to £95m (2006: £ 79m).

Underlying profit before tax was £380m (2006: £324m). Underlying earnings per share increased by 15 per cent, to 15.72p (2006: 13.62p) (see note 2).

Gross research and development investment increased eight per cent to £373m (2006: £346m). Net research and development investment charged to the income statement was £195m (2006: £177m) after net capitalisation of £9m (2006: £16m) on development programmes. Receipts from RRSPs in respect of new programme developments, shown as other operating income, were £40m (2006: £38m).

Investment in intangibles was £60m (2006: £97m) and included £24m (2006: £43m) on recoverable engine costs and a further £9m (2006: £23m) on certification costs and participation fees. Increases in intangibles are expected to be above the 2006 level, due to higher levels of participation fees on new programmes.

Restructuring costs of £24m (2006: £23m) were charged within operating costs.

The taxation charge was £74m (2006: £253m). The taxation charge on an underlying basis was £102m, representing 27 per cent of underlying profit before tax (2006: £91m, representing 28 per cent of underlying profit before tax). The effective rate is impacted by a number of drivers including the geographical mix of profits, changes in legislation and the benefit of research and development tax credits.

There was a cash inflow in the period of £61m (2006: inflow £122m) before the £ 132m pension scheme injection. Key features were: a net £23m outflow to purchase the Group's shares to fund employee remuneration and share save schemes (there was an equivalent £25m inflow in the first half 2006) and an increase of £100m in working capital in the period, mostly relating to inventory. As a result, the net cash balance, after the pension scheme funding, at the half year was £755m (2006: year end £826m).

Average net cash was £373m (2006: £83m), an improvement of £290m over the last year.

Provisions were £300m (2006: year end £335m). Provisions carried forward in respect of potential customer financing exposure amounted to £74m at the period end having utilised £30m of the opening provision (2006: year end £98m).

There were no material changes to the Group's gross and net contingent liabilities in 2007 (see note 7).

Gross post-retirement benefit obligations were £409m (2006: year end £995m) (see note 8). After taking account of deferred taxation, post-retirement benefit obligations were £276m (2006: year end £681m).

The Group is continuing to make payments to shareholders in the form of `B' shares rather than a dividend. These shares can then be redeemed for the same amount of cash that would have been received with a cash dividend, or converted into the same number of ordinary shares in the Group that would have been received under the scrip dividend alternative. The issue of `B' shares will result in significant tax benefits for the Group, by accelerating the recovery of Advance Corporation Tax, which will in turn benefit all shareholders.

The proposed interim payment to shareholders is equivalent to 4.04 pence per ordinary share (2006: interim payment 3.67p). The interim payment is payable on January 3, 2008 to shareholders on the register on October 12, 2007. The final day of trading with entitlement to B shares is October 9, 2007.

Consolidated income statement

For the half year ended June 30, 2007

	Notes	Half year to June 30, 2007	Half year to June 30, 2006	Year to December 31, 2006
		£m	£m	£m
Revenue	1	3,591	3,390	7,156
Cost of sales and other costs		(3,261)	(2,900)	(6,198)
Other operating income		40	38	57
Research and development costs		(195)	(177)	(370)
Share of profit of joint ventures		26	10	47
Operating profit		201	361	692
(Loss)/profit on sale of businesses		(1)	-	1
Profit before financing		200	361	693
Financing income	3	416	753	1,196
Financing costs	3	(239)	(244)	(498)
Net financing *		177	509	698
Profit before taxation **		377	870	1,391
Taxation - UK ***		(28)	(196)	(299)
Taxation - Overseas		(46)	(57)	(98)
Profit for the period		303	617	994
Attributable to:				
Equity holders of the parent		306	619	998
Minority interests		(3)	(2)	(4)
Profit for the period		303	617	994
Earnings per ordinary share				
Basic	2	17.12p	35.86p	57.32p
Diluted	2	16.74p	34.41p	55.14p
Payments to shareholders		-	(65)	(172)
* Net interest payable		(6)	(11)	(18)
** Underlying profit before taxation		380	324	705

*** The UK taxation charge is reduced by a credit of £23m as a result of the reduction in the UK corporation tax rate - see note 2.

Underlying earnings per share is shown in note 2

Consolidated balance sheet

At June 30, 2007

	Notes	June 30, 2007	June 30, 2006	December 31, 2006
		£m	£m	£m
ASSETS				
Non-current assets				
Intangible assets	4	1,492	1,394	1,460
Property, plant and equipment		1,725	1,624	1,706
Investments - joint ventures		258	243	240
Other investments		51	51	51
Deferred tax assets		82	274	141
Post-retirement scheme surpluses	8	94	3	22
		3,702	3,589	3,620
Current assets				
Inventory		1,685	1,423	1,447
Trade and other receivables		2,535	2,128	2,465
Taxation recoverable		3	3	5
Other financial assets	5	603	717	644
Short-term investments		35	36	34
Cash and cash equivalents		1,811	1,837	2,185
Assets held for sale		-	22	-
		6,672	6,166	6,780
Total assets		10,374	9,755	10,400
LIABILITIES				
Current liabilities				
Borrowings		(38)	(388)	(400)
Other financial liabilities	5	(30)	(72)	(37)
Trade and other payables		(3,430)	(2,878)	(3,290)
Current tax liabilities		(189)	(186)	(191)

Provisions		(115)	(152)	(146)
		(3,802)	(3,676)	(4,064)
Non-current liabilities				
Borrowings		(1,003)	(1,052)	(990)
Other financial liabilities	5	(336)	(353)	(336)
Trade and other payables		(873)	(606)	(827)
Deferred tax liabilities		(384)	(191)	(252)
Provisions		(185)	(201)	(189)
Post-retirement scheme deficits	8	(503)	(1,628)	(1,017)
		(3,284)	(4,031)	(3,611)
Total liabilities		(7,086)	(7,707)	(7,675)
Net assets		3,288	2,048	2,725
EQUITY				
Capital and reserves				
Called-up share capital		361	354	356
Share premium account		66	30	43
Capital redemption reserves		198	263	197
Transition hedging reserve		138	280	177
Other reserves		(59)	7	(55)
Retained earnings		2,579	1,105	2,000
Equity attributable to equity holders of the parent	6	3,283	2,039	2,718
Minority interests		5	9	7
Total equity		3,288	2,048	2,725

Consolidated cash flow statement

For the half year ended June 30, 2007

	Notes	Half year to June 30, 2007	Half year to June 30, 2006	Year to December 31, 2006
		£m	£m	£m
Reconciliation of cash flows from operating activities				
Profit before taxation		377	870	1,391
Share of profit of joint ventures		(26)	(10)	(47)

Loss/(profit) on sale or termination of businesses		1	-	(1)
Loss/(profit) on sale of property, plant and equipment		2	(9)	(9)
Net interest payable	3	6	11	18
Net post-retirement scheme financing income	3	(15)	(4)	(3)
Net other financing income	3	(168)	(516)	(713)
Taxation paid		(23)	(18)	(25)
Amortisation of intangible assets	4	30	29	60
Depreciation of property, plant and equipment		82	80	161
Decrease in provisions		(35)	(7)	(36)
Increase in inventories		(238)	(112)	(136)
Increase in trade and other receivables		(97)	(89)	(397)
Increase in trade and other payables		235	185	789
Decrease in other financial assets and liabilities		156	69	250
Post-retirement scheme adjustment		(40)	(14)	(21)
Share-based payments charge		17	16	36
Transfers of hedge reserves to income statement		(63)	(141)	(289)
Dividends received from joint ventures		16	11	44
Net cash inflow from operating activities		217	351	1,072
Cash flows from investing activities				
Additions to intangible assets		(58)	(97)	(219)
Disposals of intangible assets		-	-	7
Purchases of property, plant and equipment		(121)	(109)	(298)
Disposals of property, plant and equipment		-	25	55
Acquisition of businesses		(1)	(5)	(5)
Disposals of businesses		1	-	1
Investments in joint ventures		(10)	(10)	(11)
Disposals of joint ventures		1	-	1
Net cash outflow from investing		(188)	(196)	(469)

activities

Cash flows from financing activities			
Borrowings due within one year - repayment of loans	(346)	(51)	(53)
Borrowings due after one year - increase in loans	35	-	-
Capital element of finance lease payments	(1)	(5)	(8)
Net cash outflow from decrease in borrowings	(312)	(56)	(61)
Net interest paid	(8)	(15)	(12)
Interest element of finance lease payments	(3)	(1)	(2)
(Increase)/decrease in government securities and corporate bonds	(1)	1	3
Issue of ordinary shares	28	-	9
Purchase of own shares	(78)	(44)	(44)
Other transactions in own shares	27	69	78
Redemption of B Shares	(56)	(21)	(93)
Net cash outflow from financing	(403)	(67)	(122)
(Decrease)/increase in cash and cash equivalents	(374)	88	481
Cash and cash equivalents at January 1	2,171	1,745	1,745
Foreign exchange	(11)	(22)	(60)
Net cash of businesses acquired	-	-	5
Cash and cash equivalents at period end	1,786	1,811	2,171

	Half year to June 30, 2007	Half year to June 30, 2006	Year to December 31, 2006
	£m	£m	£m
Reconciliation of increase in cash and cash equivalents to movements in net funds			
(Decrease)/increase in cash and cash equivalents	(374)	88	481
Cash outflow/(inflow) from increase/(decrease) in government securities and corporate bonds	1	(1)	(3)
Net cash outflow from decrease in borrowings	312	56	61
Change in net funds resulting from cash flows	(61)	143	539

Net funds of businesses acquired	-	1	1
Exchange adjustments	(10)	(22)	(49)
Fair value adjustments	47	50	77
Movement in net funds	(24)	172	568
Net funds at January 1	829	261	261
	805	433	829
Fair value of swaps hedging fixed rate borrowings	(50)	24	(3)
Net funds at period end	755	457	826

	At January 1, 2007	Cash flow	Exchange adjustments	Fair value	At June 30, 2007
Analysis of net funds	£m	£m	£m	£m	£m
Cash at bank and in hand	757	(385)	(4)	-	368
Overdrafts	(14)	(11)	-	-	(25)
Short-term deposits	1,428	22	(7)	-	1,443
Cash and cash equivalents	2,171	(374)	(11)	-	1,786
Investments	34	1	-	-	35
Other borrowings due within one year	(379)	346	-	27	(6)
Borrowings due after one year	(983)	(35)	1	20	(997)
Finance leases	(14)	1	-	-	(13)
	829	(61)	(10)	47	805
Fair value of swaps hedging fixed rate borrowings	(3)			(47)	(50)
	826	(61)	(10)	-	755

Consolidated statement of recognised income and expense

For the half year ended June 30, 2007

	Half year to June 30, 2007	Half year to June 30, 2006	Year to December 31, 2006
	£m	£m	£m
Foreign exchange translation differences from foreign operations	(4)	(13)	(75)
Actuarial gains	525	-	602

Transfers from transition hedging reserve	(63)	(141)	(289)
Related tax movements	(132)	42	(91)
Change in UK rate of corporation tax (see note 2)	(9)	-	-
Net income/(expense) recognised directly in equity	317	(112)	147
Profit for the period	303	617	994
Total recognised income and expense for the period	620	505	1,141
Attributable to:			
Equity holders of the parent	623	507	1,145
Minority interests	(3)	(2)	(4)
Total recognised income and expense for the period	620	505	1,141

1 Analysis by business segment

	Half year to June 30, 2007	Half year to June 30, 2006	Year to December 31, 2006
	£m	£m	£m
Revenue - Statutory			
Civil aerospace	1,880	1,789	3,775
Defence aerospace	796	752	1,569
Marine	698	620	1,300
Energy	217	229	512
	3,591	3,390	7,156

The Group seeks to present a measure of underlying performance that excludes items considered to be non-underlying in nature. Underlying profit excludes the net impact of financing costs related to post-retirement schemes as well as unrealised amounts arising from revaluations required by IAS 32 and IAS 39, and includes the realised amounts arising from settled derivative hedging transactions.

	Half year to June 30, 2007			Half year to June 30, 2006			Year to December 3 2006		
	Underlying adjustments		Underlying results	Underlying adjustments		Underlying results	Underlying adjustments		Underly resu
	£m	£m	£m	£m	£m	£m	£m	£m	
Profit before financing									
Civil	112	149	261	265	(22)	243	479	40	

aerospace									
Defence aerospace	84	22	106	90	5	95	186	7	
Marine	40	18	58	50	-	50	103	(2)	
Energy	(10)	9	(1)	(19)	1	(18)	(28)	10	(
Central costs	(26)	-	(26)	(25)	-	(25)	(47)	-	(
	200	198	398	361	(16)	345	693	55	
Net financing	177	(195)	(18)	509	(530)	(21)	698	(741)	(
Profit before taxation	377	3	380	870	(546)	324	1,391	(686)	
Taxation	(74)	(28)	(102)	(253)	162	(91)	(397)	207	(1
Profit for the period	303	(25)	278	617	(384)	233	994	(479)	

Underlying profit adjustments:

	Half year to June 30, 2007		Half year to June 30, 2006		Year to Decembe 31, 2006	
	Profit before financing	Profit before tax	Profit before financing	Profit before tax	Profit before financing	Profi befor ta
	£m	£m	£m	£m	£m	£
Release of transition hedge reserve	(63)	(63)	(141)	(141)	(289)	(289
Realised gains on settled derivative contracts	161	171	121	138	343	37
Realised gains carried forward in contract balances	(45)	(45)	(7)	(7)	(27)	(27
Net unrealised fair value changes to derivative contracts	-	(162)	-	(509)	-	(730
Unrealised gains recognised in contract balances	15	15	11	11	28	2
Revaluation of trading assets and liabilities	-	(16)	-	(5)	-	
Financial RRSPs - foreign exchange differences and changes in forecast payments	-	(12)	-	(29)	-	(39
Net post-retirement scheme financing income	-	(15)	-	(4)	-	(3
Post-retirement schemes - past service costs *	130	130	-	-	-	
	198	3	(16)	(546)	55	(686

* As part of its ongoing discussions with the Trustees of its UK pension schemes, the Group agreed to reflect changes in HM Revenue & Customs practice and increase the size of the lump sum payment retirees are able to receive by commuting part of the pension. Like many other employers, the Group has also increased the amount of the lump sum payment for the pension commuted. Updating the commutation arrangements to reflect these factors increases the post-retirement liability by £100 million.

The Group has also agreed a 2% discretionary increase applicable to pensions that do not benefit from any guaranteed increase, which increases the liability by £30 million.

In the six months to June 30, 2007, the Group funded £132 million in respect of the increase in liabilities (funding was based on the actuarial funding valuations, which differ in certain respects from the IAS 19 valuations used for accounting purposes).

	June 30, 2007	June 30, 2006	December 31, 2006
	£m	£m	£m
Net assets/(liabilities)			
Civil aerospace	2,497	2,216	2,165
Defence aerospace	(49)	(30)	20
Marine	616	706	619
Energy	366	424	387
Net tax liabilities	(488)	(100)	(297)
Unallocated post-retirement obligations	(409)	(1,625)	(995)
Net funds	755	457	826
	3,288	2,048	2,725

	June 30, 2007	June 30, 2006	December 31, 2006
Group employees at period end			
Civil aerospace	22,700	21,950	22,300
Defence aerospace	5,600	5,400	5,500
Marine	7,700	7,400	7,600
Energy	2,500	2,750	2,600
	38,500	37,500	38,000

2 Earnings per ordinary share (EPS)

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of £306m (2006 half year £619m, full year £998m) by 1,787m (2006 half year 1,726 million, full year 1,741m) ordinary shares, being the average number of ordinary shares in issue during the period, excluding own shares held under trust, which have been treated as if they had been cancelled.

Underlying EPS has been calculated as follows:

	Half year to June 30, 2007		Half year to June 30, 2006		Year to December 31, 2006	
	Pence	£m	Pence	£m	Pence	£m
EPS / Profit attributable to equity holders of the parent	17.12	306	35.86	619	57.32	998
Release of transition hedge reserve	(3.52)	(63)	(8.17)	(141)	(16.60)	(289)
Realised gains on settled derivative contracts	9.57	171	8.00	138	21.25	370
Realised gains carried forward in contract balances	(2.52)	(45)	(0.41)	(7)	(1.55)	(27)
Net unrealised fair value changes to derivative contracts	(9.06)	(162)	(29.49)	(509)	(41.93)	(730)
Unrealised gains recognised in contract balances	0.84	15	0.64	11	1.61	28
Revaluation of trading assets and liabilities	(0.90)	(16)	(0.29)	(5)	0.23	4
Financial RRSPs - foreign exchange differences and changes in forecast payments	(0.67)	(12)	(1.68)	(29)	(2.24)	(39)
Net post-retirement scheme financing	(0.84)	(15)	(0.23)	(4)	(0.17)	(3)
Post-retirement schemes - past service costs (note 1)	7.27	130	-	-	-	-
Related tax effect	(0.28)	(5)	9.39	162	11.89	207
Change in UK rate of corporation tax *	(1.29)	(23)	-	-	-	-
Underlying EPS / Underlying profit attributable to equity holders of the parent	15.72	281	13.62	235	29.81	519

* On June 26, 2007, the change in the UK corporation tax rate from 30% to 28%, announced in March 2007, became substantively enacted. The above adjustment represents the reduction in deferred tax liabilities reflected in the income statement as a result of this change. Where deferred tax has previously been charged or credited to the statement of recognised income and expense or directly to equity, the related deferred tax adjustments have been included in those statements respectively.

Diluted EPS is calculated by dividing the profit attributable to ordinary shareholders of £306m (2006 half year £619m, full year £998m) by 1,828m (2006 half year 1,799m, full year 1,810m) ordinary shares, being 1,787m (2006 half year 1,726m, full year 1,741m) as above, adjusted by the bonus element of existing share options of 41m (2006 half year 73m, full year 69m).

3 Net financing

Half year to June 30, 2007	Half year to June 30, 2006	Year to December 31, 2006

		Underlying net financing		Underlying net financing		Underlying net financing
	£m	£m	£m	£m	£m	£m
Financing income						
Interest receivable	44	44	38	38	82	82
Fair value gains on foreign currency contracts	137	-	478	-	696	-
Financial RRSPs - foreign exchange differences and changes in forecast payments	12	-	29	-	39	-
Fair value gains on commodity derivatives	25	-	31	-	34	-
Expected return on post-retirement scheme assets	191	-	173	-	343	-
Net foreign exchange gains	6	-	-	-	-	-
Other financing income	1	1	4	4	2	2
	416	45	753	42	1,196	84
Financing costs						
Interest payable	(50)	(50)	(49)	(49)	(100)	(100)
Financial charge relating to financial RRSPs	(13)	(13)	(14)	(14)	(27)	(27)
Interest on post-retirement scheme liabilities	(176)	-	(169)	-	(340)	-
Net foreign exchange losses	-	-	(12)	-	(31)	-
	(239)	(63)	(244)	(63)	(498)	(127)
Net financing	177	(18)	509	(21)	698	(43)
Net financing analysed as:						
Net interest payable	(6)	(6)	(11)	(11)	(18)	(18)
Net post-retirement scheme financing	15	-	4	-	3	-
Net other financing	168	(12)	516	(10)	713	(25)
Net financing	177	(18)	509	(21)	698	(43)

4 Intangible assets

	Goodwill	Certification and participation fees	Development expenditure	Recoverable engine costs	Other	T
	£m	£m	£m	£m	£m	

Cost:						
At January 1, 2007	735	374	422	329	70	1
Exchange adjustments	2	-	-	-	-	
Additions	-	9	17	24	10	
On acquisition of business	-	-	1	-	-	
Disposals	-	-	-	-	(1)	
At June 30, 2007	737	383	440	353	79	1
Accumulated amortisation and impairment:						
At January 1, 2007	-	143	132	176	19	
Provided during the year (charged to cost of sales)	-	3	8	13	6	
At June 30, 2007	-	146	140	189	25	
Net book value at June 30, 2007	737	237	300	164	54	1
Net book value at December 31, 2006	735	231	290	153	51	1

5 Other financial assets and liabilities

	June 30, 2007			June 30, 2006			December	
	Assets	Liabilities	Net amount	Assets	Liabilities	Net amount	Assets	Liabi
	£m	£m	£m	£m	£m	£m	£m	
Foreign exchange contracts	557	(23)	534	634	(65)	569	578	
Commodity contracts	46	-	46	49	-	49	39	
	603	(23)	580	683	(65)	618	617	
Financial RRSPs	-	(306)	(306)	-	(350)	(350)	-	
Interest rate contracts	-	(25)	(25)	34	(3)	31	27	
B Shares	-	(12)	(12)	-	(7)	(7)	-	
	603	(366)	237	717	(425)	292	644	

Foreign exchange and commodity financial instruments

Movements in the fair value of foreign exchange and commodity contracts are as follows:

	Half year to June 30, 2007	Half year to June 30, 2006	Year to December 31, 2006

	Foreign exchange	Commodity	Total	Total	Total
	£m	£m	£m	£m	£m
At beginning of the period	554	39	593	259	259
Fair value changes to fair value hedges	(4)	-	(4)	(12)	(26)
Fair value changes to derivative contracts	137	25	162	509	730
Fair value relating to contracts settled	(153)	(18)	(171)	(138)	(370)
At period end	534	46	580	618	593

Financial risk and revenue sharing partnerships (RRSPs)

Movements in the recognised value of RRSPs are as follows:

	Half year to June 30, 2007	Half year to June 30, 2006	Year to December 31, 2006
	£m	£m	£m
At beginning of the period	(324)	(423)	(423)
Cash paid to partners	19	58	87
Financing charge *	(13)	(14)	(27)
Excluded from underlying profit *			
Exchange adjustments	7	22	42
Restructuring of financial RRSP agreements and changes in forecast payments	5	7	(3)
At period end	(306)	(350)	(324)

* Total amounts included within finance in the income statement are £1m charge (2006 half year £15m credit, full year £12m credit).

6 Share capital and reserves

	Half year to June 30, 2007	Half year to June 30, 2006	Year to December 31, 2006
Equity attributable to equity holders of the parent	£m	£m	£m
At beginning of the period	2,718	1,499	1,499
Total recognised income and expense attributable to equity holders of the parent	623	507	1,145
Arising on issue of ordinary shares	28	-	14
Issue of B shares	(65)	(59)	(154)

Conversion of B shares into ordinary shares	10	38	55
Other transactions in ordinary shares	7	83	96
Share-based payments adjustment	(41)	(29)	(13)
Related tax movements - current tax	-	-	18
- deferred tax	8	-	58
Change in UK rate of corporation tax (see note 2)	(5)	-	-
At period end	3,283	2,039	2,718

7 Sales financing contingent liabilities

In connection with the sale of its products the Group will, on some occasions, provide financing support for its customers. The Group's contingent liabilities related to financing arrangements are spread over many years and relate to a number of customers and a broad product portfolio.

During the first half of 2007 there were no material changes to the maximum gross and net contingent liabilities.

8 Pensions and other post-retirement benefits

On May 4, 2007, the Group announced that it had reached an understanding with employee representatives and was making substantial progress with Trustees over the future of UK pension arrangements as described in note 1.

As a result of these changes and taking account of the significant changes to market conditions since December 31, 2006, the Group has updated the IAS 19 valuation of its post-retirement scheme assets and liabilities as at June 30, 2007. No update to the valuation was undertaken at June 30, 2006. The principal change in assumptions is an increase in the UK discount rate to 5.8% (December 31, 2006: 5.1%). The following table summarises the results of the June 30, 2007 valuation.

Amounts recognised in the balance sheet:

	UK schemes	Overseas schemes	Total
	£m	£m	£m
At January 1, 2007	(665)	(330)	(995)
Exchange adjustments	-	6	6
Current service cost	(50)	(13)	(63)
Past service cost	(130)	-	(130)
Interest on scheme liabilities	(160)	(16)	(176)
Expected return on scheme assets	182	9	191
Contributions by employer	220	13	233
Actuarial gains	483	42	525
At June 30, 2007	(120)	(289)	(409)

Analysed as:

Post-retirement scheme surpluses - included in non-current assets	92	2	94
Post-retirement scheme deficits - included in non-current liabilities	(212)	(291)	(503)
	(120)	(289)	(409)

9 Share-based payments

In accordance with IFRS 2, a charge of £17m (2006 half year £16m, full year £ 36m), relating to the fair value of share-based schemes granted since November 7, 2002, is included in the income statement.

10 Basis of preparation

Reporting entity

Rolls-Royce Group plc is a company domiciled in the UK. These consolidated interim financial statements of the Company as at and for the six months ended June 30, 2007 comprise the Company and its subsidiaries (together referred to as the 'Group') and the Group's interests in joint ventures. They have been prepared on the basis of the recognition and measurement requirements of IFRS applied to the financial statements at December 31, 2006 and those standards that have been endorsed and will be applied at December 31, 2007.

The consolidated financial statements of the Group as at and for the year ended December 31, 2006 are available upon request from the Company Secretary, Rolls-Royce Group plc, 65 Buckingham Gate, London SW1E 6AT.

Section 240 Statement

The results for each half-year are unaudited. The comparative figures for the year to December 31, 2006 have been abridged from the Group's financial statements for that year, which have been delivered to the Registrar of Companies. The auditors have reported on those financial statements; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Directorate Change
Released	16:13 25-Jul-07
Number	PRNUK-2507

25 July 2007

ROLLS-ROYCE GROUP plc: BOARD CHANGES

Rolls-Royce announced today the appointment of Mike Terrett as an executive director and as Chief Operating Officer, with effect from 1 September 2007.

John Cheffins CBE, will be retiring as Chief Operating Officer on 31 August 2007. He will be retiring from the Rolls-Royce Board and the Company on 30 September 2007, having served on the Board since March 2001.

Commenting on these changes, Simon Robertson, Chairman of Rolls-Royce, said: 'We are delighted that Mike Terrett is joining the Board as Chief Operating Officer. His most recent position was President of the Civil Aerospace business and he has enjoyed an international career at

Rolls-Royce in business leadership roles and as a widely respected engineer responsible for major projects.

'The Board is particularly grateful to John Cheffins for the very significant contribution he has made both as a director and over a 40-year career at

Rolls-Royce. He has made a major contribution to the success of Rolls-Royce in the marketplace and to its operating performance.'

Following the appointment of Mike Terrett as Chief Operating Officer, Mark King will become President of the Civil Aerospace business.

There are no other details which require disclosure under paragraph 9.6.13 (2) to (6) of the Listing Rules.

Note to editors:

1. Mike Terrett is currently President - Civil Aerospace and responsible for its strategy and performance. Previously, he was Managing Director of Airlines and before that he was President and Chief Executive Officer of International Aero Engines (IAE) based in East Hartford, Connecticut, USA.

   Before moving to IAE, his career included senior positions in the development of new aero engine programmes. He was Project Director of RB211 and Trent 700 engines, and prior to that was deeply involved in development of the Trent 80 from design to entry into service, culminating in his appointment as Chief Engineer on that programme. He was a member of the Rolls-Royce team which won the 1996 MacRobert Award for Innovation in Engineering, and a year later was awarded the Royal Academy of Engineering silver medal for outstanding persona contribution to British engineering, in particular for his work on Trent engines. He is also a member of the Institution of Mechanical Engineers and Fellow of Royal Aeronautical Society.

   Mike Terrett joined the company in 1978 after graduating from the University

Durham with a degree in Engineering Science.

2. Mark King is currently Chief Commercial Officer - Large Engines in the Rolls-Royce Civil Aerospace business.

   Previously, Mark was President and Chief Executive Officer of International Aero Engines (IAE) based in East Hartford, Connecticut, USA. The IAE appointment followed other positions in the Civil Aerospace business in Rolls-Royce, including Executive Vice President - Customer Business, Senior Vice President, Aftermarket and Senior Vice President, North Asia. Earlier in his career, he also held positions in engineering and manufacturing and has been a board member of Rolls-Royce overhaul joint ventures (TAESL in Texas an HAESL in Hong Kong).

   Mark King joined the company in 1986 after graduating at the University of Cambridge with a degree in Mathematics.

3. The current membership of the Rolls-Royce board is:

* Simon Robertson (Chairman)

* Sir John Rose (Chief Executive)

* Peter Byrom (Non-executive director, Senior Independent Director and Chairman of the Audit Committee)

* John Cheffins (Chief Operating Officer)

* Iain Conn (Non-executive director)

* Professor Peter Gregson (Non-executive director)

* James Guyette (President and Chief Executive Officer of Rolls-Royce North America Inc.)

* John Rishton (Non-executive director)

* Andrew Shilston (Finance Director)

* Colin Smith (Director - Engineering and Technology),

* Ian Strachan (Non-executive director) and

* Carl Symon (Non-executive director and Chairman of the Remuneration Committee).

4. Rolls-Royce also formed a new International Advisory Board (IAB) in 2007 to advise the Group on emerging political, business and economic trends. Membership of the IAB is:

* Lord Powell of Bayswater (Chairman) - UK

* Bernard Duc - France

* Sir Rod Eddington - Australia

* Boris Fedorov - Russia

* Dr Fan Gang - China

* Carla Hills - USA

* General Sir Mike Jackson - UK

* Mustafa Koc - Turkey

* Taizo Nishimuro - Japan

* Lubna Olayan - Middle East

* Eduardo Serra - Spain

* Ratan Tata - India

* Matthias Wissmann - Germany

* Lee Hsien Yang - Singapore

* Ernesto Zedillo - Mexico

Further information about the IAB members can be found on page 42 of the Annual Report 2006.

Picture desks and broadcasters: For visual material, please go to the Rolls-Royce Media Room, where images are available at

www.rolls-royce.com/media/gallery/default.jsp and for broadcast-standard video, please visit www.thenewsmarket.com/rollsroyce. If you are a first-time user, please take a moment to register. In case you have any questions, please email rolls-royce@thenewsmarket.com

For further information please contact:

Mark Alflatt
Director - Financial Communications
Rolls-Royce
Tel: +44 (0)20 7227 9164

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Directorate Change
Released	16:14 25-Jul-07
Number	PRNUK-2507

25 July 2007

ROLLS-ROYCE GROUP plc: BOARD APPOINTMENT

Rolls-Royce announced today the appointment of Helen Alexander CBE, as a non-executive director with effect from 1 September 2007.

Announcing the appointment, Simon Robertson, Chairman of Rolls-Royce, said: 'Helen has extensive knowledge of international business and finance which will be particularly valuable to Rolls-Royce. We are delighted that she will be joining the Board as a non-executive director.'

Helen Alexander is currently the Chief Executive of the Economist Group and a non-executive director of Centrica plc.

There are no other details, which require disclosure under paragraph 9.6.13 (2) to (6) of the Listing Rules.

Note to editors:

1. Helen Alexander joined The Economist Group in 1984. She was Managing Director of The Economist Intelligence Unit from 1993 until the end of 1996 and was appointed Chief Executive of The Economist Group in January 1997. She was awarded a CBE for services to publishing in 2004. She is also a non-executive director of Centrica plc, a former non-executive director of Northern Foods PLC and BT PLC, a governor of St Paul's Girls' School, an Honorary Fellow of Hertford College, Oxford and a Trustee of the Tate. She has an MBA from INSEAD.

2. The current membership of the Rolls-Royce board is:

   * Simon Robertson (Chairman)
   * Sir John Rose (Chief Executive)
   * Peter Byrom (Non-executive director, Senior Independent Director and Chairman of the Audit Committee)
   * John Cheffins (Chief Operating Officer)
   * Iain Conn (Non-executive director)
   * Professor Peter Gregson (Non-executive director)
   * James Guyette (President and Chief Executive Officer of Rolls-Royce North America Inc.)
   * John Rishton (Non-executive director)
   * Andrew Shilston (Finance Director)

* Colin Smith (Director - Engineering and Technology),

* Ian Strachan (Non-executive director) and

* Carl Symon (Non-executive director and Chairman of the Remuneration Committee).

3. Rolls-Royce also formed a new International Advisory Board (IAB) in 2007 to advise the Group on emerging political, business and economic trends. Membership of the IAB is:

* Lord Powell of Bayswater (Chairman) - UK

* Bernard Duc - France

* Sir Rod Eddington - Australia

* Boris Fedorov - Russia

* Dr Fan Gang - China

* Carla Hills - USA

* General Sir Mike Jackson - UK

* Mustafa Koc - Turkey

* Taizo Nishimuro - Japan

* Lubna Olayan - Middle East

* Eduardo Serra - Spain

* Ratan Tata - India

* Matthias Wissmann - Germany

* Lee Hsien Yang - Singapore

* Ernesto Zedillo - Mexico

Further information about the IAB members can be found on page 42 of the Annual Report 2006.

Picture desks and broadcasters: For visual material, please go to the Rolls-Royce Media Room, where images are available at

www.rolls-royce.com/media/gallery/default.jsp and for broadcast-standard video, please visit www.thenewsmarket.com/rollsroyce. If you are a first-time user, please take a moment to register. In case you have any questions, please email rolls-royce@thenewsmarket.com

For further information please contact:

Mark Alflatt
Director - Financial Communications
Rolls-Royce
Tel: +44 (0)20 7227 9164


END

END